FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wachovia Mortgage Loan Trust, LLC	0001326845
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 17, 2005, Series 2005-3	333-126164
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05063972


RECD S.E.C.
2005
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 17, 2005

WACHOVIA MORTGAGE LOAN TRUST, LLC

By: 
Name: Robert Perret
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported August 17, 2005)

WACHOVIA MORTGAGE LOAN TRUST, LLC
(Exact name of registrant as specified in its charter)

Delaware	333-126164	20-3168291
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

301 S. College Street NC5578-Suite G Charlotte NC	28288-5578
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (704) 715-8239.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On or about August 30, 2005, the Registrant will cause the issuance and sale of approximately $1,000,000,000.00 initial principal amount of Encore Credit Receivables Trust 2005-3, Asset-Backed Notes, Series 2005-1, Series 2005-3 (the "Underwritten Certificates") pursuant to an Indenture to be dated as of August 1, 2005.

In connection with the sale of the Underwritten Certificates, the Registrant has been advised by Wachovia Capital Markets, LLC and Countrywide Securities Corporation (the "Joint Lead Managers"), that the Joint Lead Managers have furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-126164, which Computational Materials are being filed as an exhibit to this report.

The Computational Materials have been provided by the Joint Lead Managers. The information in the Computational Materials are preliminary and are subject to change. The Computational Materials do not contain all information that is required to be included in the base prospectus and the prospectus supplement. Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information.

The Computational Materials were prepared by the Joint Lead Managers at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the prospectus supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 9.01. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials prepared by Wachovia Capital Markets, LLC in connection with Encore Credit Receivables Trust 2005-3, Asset-Backed Notes, Series 2005-1, Series 2005-3 (filed in paper pursuant to the automatic SEC exemption pursuant to Release 33-7427, October 7, 1997).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 17, 2005

WACHOVIA MORTGAGE LOAN TRUST, LLC

By: /s/ Robert Perret
Name: Robert Perret
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	Filed Manually

ENCORE CREDIT RECEIVABLES TRUST 2005-3

$1,000,000,000
(Approximate)

($400,000,000 Class 1-A Notes)

Wachovia Mortgage Loan Trust, LLC
Depositor

ECC Capital Corporation
Seller

DISCLAIMER

Attached is a preliminary Series Term Sheet describing the structure, collateral pool and certain aspects of the Encore Credit Receivables Trust Series 2005-3. The Series Term Sheet has been prepared by Wachovia Capital Markets, LLC ("***Wachovia Securities***") based on collateral information provided by ECC Capital Corporation ("***ECC Capital***") for informational purposes only and is subject to modification or change. Although ECC Capital provided Wachovia Securities with certain information regarding the characteristics of the related collateral pool, it did not participate in the preparation of this Term Sheet. The information and assumptions contained therein are preliminary and subject to change.

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. This Series Term Sheet does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

A Registration Statement (including a base prospectus) relating to the Asset-Backed Notes has been filed with the Securities and Exchange Commission. The final Prospectus Supplement relating to the securities will be filed after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the related securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.


WACHOVIA SECURITIES


Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Joint Lead Managers & Joint Book Runners

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Wachovia Contacts:

Syndicate	**Phone**	**E-mail Address**
Blake O'Connor	(704) 715-7008	blake.oconnor@wachovia.com
Jennifer Doyle	(704) 715-7008	jennifer.doyle@wachovia.com

Trading	**Phone**	**E-mail Address**
Chris Choka	(704) 715-8300	chris.choka@wachovia.com
Ibrahim Incoglu	(704) 715-8300	ibrahim.incoglu@wachovia.com

Mortgage Finance	**Phone**	**E-mail Address**
Sharvin Setoodeh	(704) 715-7632	sharvin.setoodeh@wachovia.com
John Grady	(704) 715-7903	john.grady@wachovia.com
Scott Schuman	(704) 374-4398	scott.schuman@wachovia.com

Structuring	**Phone**	**E-mail Address**
Serkan Erikci	(704) 715-1263	serkan.erikci@wachovia.com
Florin Nedelciuc	(704) 715-8306	florin.nedelciuc@wachovia.com

Rating Agency Contacts:

Standard & Poor's	**Phone**	**E-mail Address**
Linda Kwok	(212) 438-2610	linda_kwok@sandp.com
Sabrina Devone	(212) 438-7323	sabrina.devone@sandp.com

Moody's Investors Service	**Phone**	**E-mail Address**
Wioletta Frankowicz	(201) 915-8743	wioletta.frankowicz@moodys.com

Preliminary Term Sheet ***Date Prepared: August 16, 2005***

$1,000,000,000
(approximately)
Encore Credit Receivables Trust 2005-3

(Only the Class 1-A Notes are offered hereby. The Class 2-A-1, Class 2-A-2, Class 2-A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes are not offered hereby.)

Class (1)(2)(3)	Principal Balance (4)	WAL (Years) Call/Mat (5)	Payment Window (Mos) Call/Mat (5)	Expected Ratings (S&P/Moodys)	Assumed Final Payment Date	Note Type
1-A	$400,000,000	2.08 / 2.29	1-74 / 1-189	AAA / Aaa	[September 2035]	Floating Rate Senior
2-A-1	224,789,000	1.00 / 1.00	1-23 / 1-23	AAA / Aaa	[September 2035]	Floating Rate Senior
2-A-2	174,088,000	3.00 / 3.09	23-74 / 23-101	AAA / Aaa	[September 2035]	Floating Rate Senior
2-A-3	14,813,000	6.15 / 11.14	74-74 / 101-189	AAA / Aaa	[September 2035]	Floating Rate Senior
M-1	38,600,000	4.84 / 5.39	49-74 / 49-155	AA+ / Aa1	[September 2035]	Floating Rate Mezzanine
M-2	33,968,000	4.56 / 5.09	45-74 / 45-147	AA+ / Aa2	[September 2035]	Floating Rate Mezzanine
M-3	23,160,000	4.42 / 4.93	43-74 / 43-139	AA / Aa3	[September 2035]	Floating Rate Mezzanine
M-4	16,984,000	4.35 / 4.83	41-74 / 41-132	AA- / A1	[September 2035]	Floating Rate Mezzanine
M-5	17,499,000	4.30 / 4.76	40-74 / 40-126	A+ / A2	[September 2035]	Floating Rate Mezzanine
M-6	16,469,000	4.26 / 4.68	39-74 / 39-119	A / A3	[September 2035]	Floating Rate Mezzanine
M-7	15,955,000	4.24 / 4.60	38-74 / 38-111	A- / Baa1	[September 2035]	Floating Rate Mezzanine
M-8	12,352,000	4.20 / 4.48	38-74 / 38-101	BBB+ / Baa2	[September 2035]	Floating Rate Mezzanine
B	11,323,000	4.20 / 4.36	38-74 / 38-91	BBB / Baa3	[September 2035]	Floating Rate Mezzanine
Total:	$1,000,000,000					

*(1) The Class 1-A Notes are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes are backed primarily by the cashflows from the Group 2 Mortgage Loans. Collectively, the Class 1-A, Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes are referred to herein as the "**Senior Notes.**" Under certain conditions referred to under "Priority of Payments," cashflows from one loan group may be used to make certain payments to the Senior Note(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes (collectively, the "**Mezzanine Notes**") are backed by the cashflows from both loan groups. Together, the Senior Notes and the Mezzanine Notes are referred to herein as the "**Offered Notes.**"*

(2) The Offered Notes are priced to call. The margins on the Senior Notes and the Mezzanine Notes will be equal to 2.0x and 1.5x, respectively, of their initial margins on the first payment date on which the Clean-up Call may be exercised.

*(3) The Offered Notes are subject to a cap equal to the lesser of (i) 15.000% per annum and (ii) the Available Funds Rate. (See "**Note Rate**" herein.).*

(4) The principal balance of each Class of Offered Notes is subject to a 10% variance.

*(5) See "**Pricing Prepayment Speed**" below.*

Pricing Prepayment Speed: The Offered Notes will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 20% HEP (i.e., prepayments start at 2% CPR in month one, and increase by 2% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

2/28 Adjustable Rate Mortgage Loans
100% PPC assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 60% CPR from month 25 until month 28, in month 29 decreasing 1/11th of 28% CPR for each month to 32% CPR in month 40 and remaining constant at 32% CPR from month 41 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

3/27 Adjustable Rate Mortgage Loans
100% PPC assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 36, increasing to and remaining constant at 60% CPR from month 37 until month 40, in month 41 decreasing 1/11th of 28% CPR for each month to 32% CPR in month 52 and remaining constant at 32% CPR from month 53 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Issuer:	Encore Credit Receivables Trust 2005-3.
Depositor:	Wachovia Mortgage Loan Trust, LLC.
Seller:	ECC Capital Corporation.
Originator:	Encore Credit Corp.
Master Servicer:	CitiMortgage, Inc. (S&P: Not Published / Moody's: SQ2 / Fitch: RMS1)
Servicer:	ECC Capital Corporation.
Sub-Servicer:	Option One Mortgage Corporation. (S&P: Strong / Moody's: SQ1 / Fitch: RPS1)
Joint Lead Managers & Joint Book Runners:	Wachovia Capital Markets, LLC and Countrywide Securities Corporation.
Co-Manager:	Credit Suisse First Boston LLC.
Bond Administrator, Paying Agent and Note Registrar:	Citibank, N.A.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Credit Risk Manager:	The MortgageRamp LLC, as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Subservicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Subservicer in performing its advisory and monitoring functions.
Cap Provider:	[TBD].
Senior Notes:	The Class 1-A, Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes are collectively referred to herein as the "***Senior Notes***."
Mezzanine Notes:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes are collectively referred to herein as the "***Mezzanine Notes***."
Offered Notes:	The Senior Notes and the Mezzanine Notes are collectively referred to herein as the "***Offered Notes***."
Non-Offered Notes:	The Class N, Class C-1 and Class C-2 Notes are collectively referred to herein as the "***Non-Offered Notes***" and are not offered hereby.
Owner Trust Certificates:	The "***Owner Trust Certificates***" will not be offered and will be held by an affiliate of the Seller.
Federal Tax Status:	It is anticipated that the Offered Notes will represent debt interests for tax purposes.
Registration:	The Offered Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date:	August 1, 2005.
Cut-off Date:	As to any Mortgage Loan delivered on the Closing Date, the later of August 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	August [19], 2005.
Expected Closing Date:	August 30, 2005.
Expected Settlement Date:	August 30, 2005.
Payment Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Offered Notes will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	For each Payment Date, the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Notes are expected to be eligible for purchase by certain employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Senior, Class M-1, Class M-2, Class M-3 and Class M-4 Notes will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Notes will not constitute "mortgage related securities" for the purposes of SMMEA.
Denominations:	The Offered Notes will be issued in minimum denominations of $100,000 and multiples of $1,000 in excess thereof.
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised by the holder of the Owner Trust Certificates once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Cut-off Date Pool Principal Balance***"). If the holder of the Owner Trust Certificates does not exercise its option to purchase the mortgage loans within 30 days of the first possible optional termination date, the Servicer may also purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Notes.

Mortgage Loans:

The collateral tables included in these Computational Materials represent a statistical pool of fixed and adjustable rate first lien Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $[874,546,652.19] of which: (i) approximately $[461,258,298.04] were conforming balance adjustable rate mortgage loans and fixed rate mortgage loans (the "***Group 1 Initial Mortgage Loans***") and (ii) approximately $[413,288,354.15] were adjustable rate mortgage loans and fixed rate mortgage loans (the "***Group 2 Initial Mortgage Loans***" and, together with the Group 1 Initial Mortgage Loans, the ***"Initial Mortgage Loans"***).

On the Closing Date, additional mortgage loans with an aggregate principal balance of approximately $[154,789,426.04] will be deposited into the trust of which: (i) approximately $[44,750,640.61] will be conforming balance adjustable rate mortgage loans and fixed rate mortgage loans (the "***Group 1 Additional Mortgage Loans***") and (ii) approximately $[110,038,785.43] will be adjustable rate mortgage loans and fixed rate mortgage loans (the "***Group 2 Additional Mortgage Loans***" and, together with the Group 1 Additional Mortgage Loans, the ***"Additional Mortgage Loans"***).

The "***Group 1 Mortgage Loans"*** shall consist of the Group 1 Initial Mortgage Loans and the Group 1 Additional Mortgage Loans. The "***Group 2 Mortgage Loans"*** shall consist of the Group 2 Initial Mortgage Loans and the Group 2 Additional Mortgage Loans.

Adjusted Net Mortgage Rate:

The *"Adjusted Net Mortgage Rate"* for each mortgage loan is equal to the mortgage rate of the mortgage loan less the related Expense Fee Rate.

Expense Fee Rate:

The "***Expense Fee Rate***" is the rate at which the Expense Fee accrues on the principal balance of each Mortgage Loan. The "***Expense Fee***" consists of the master servicing fee, the servicing fee, the indenture trustee fee and the credit risk manager fee rate (such sum, the "***Expense Fee Rate***"). The servicing fee rate will initially be 0.50%; however, the Seller will retain a senior servicing strip of [0.290]% from the servicing fee rate which will be payable to any successor subservicer in the event the subservicer is terminated. As of the Statistical Pool Calculation Date, the weighted average Expense Fee Rate is expected to equal approximately [0.522]% per annum.

Interest Remittance Amount:

The "***Interest Remittance Amount***" equals the excess of (1) the sum, without duplication, of (a) all scheduled interest collected during the related due period, less the related servicing fee, (b) interest payments on any principal prepayment received during the related prepayment period other than prepayment interest excess, (c) all advances relating to interest, (d) all compensating interest, and (e) liquidation proceeds (to the extent such liquidation proceeds relate to interest) over (2) all non-recoverable advances relating to interest and certain expenses reimbursed during the related due period, in each case with respect to the Mortgage Loans in such loan group.

Interest Funds: The "***Interest Funds***" are equal to the sum of (1) the Interest Remittance Amount and (2) such loan group's pro rata share of any Cap Payment received from the Cap Provider relating to such Payment Date.

Current Interest: The "***Current Interest***" with respect to each Class of Offered Notes and each Payment Date is the interest accrued at the applicable Note Rate for the applicable Interest Accrual Period on the principal balance of such Class immediately prior to that Payment Date.

Interest Carry Forward Amount: The "***Interest Carry Forward Amount***" with respect to each Class of Offered Notes and each Payment Date is the excess of: (a) Current Interest for such Class with respect to prior Payment Dates, over (b) the amount actually distributed to such Class with respect to interest on such prior Payment Dates.

Note Rate: The Note Rate on the Offered Notes for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Clean-up Call is not exercised, as described above), (b) the Available Funds Rate, and (c) the Maximum Note Rate.

Available Funds Rate: The "***Available Funds Rate***" with respect to any Payment Date, a per annum rate equal to the sum of (A) the product of (i) 30 divided by the actual number of days in the related Interest Accrual Period, (ii) the aggregate principal balance of the Mortgage Loans as of the beginning of the related due period, divided by aggregate principal balance of the Offered Notes immediately prior to such Payment Date, and (iii) the weighted average of the Adjusted Net Mortgage Rates on the Mortgage Loans for the related due period, weighted on the basis of the principal balances thereof as of the beginning of the related due period (after giving effect to principal prepayments in the related prepayment period) and (B) the product of (i) 360 divided by the actual number of days in the related Interest Accrual Period and (ii) any Cap Payment payable to the trust by the Cap Provider under the Cap Agreement for such Payment Date, divided by the aggregate principal balance of the Offered Notes immediately prior to such Payment Date.

Maximum Note Rate: The "***Maximum Note Rate***" for each Payment Date will be 15.000%.

Net Rate Carryover: The "***Net Rate Carryover***" for a Class of Offered Notes on any Payment Date, is the sum of (1) the excess of: (a) the amount of interest that such Class would have accrued for such Payment Date had the Note Rate for that Class been calculated not subject to the Maximum Note Rate or the Available Funds Rate, over (b) the amount of interest accrued on such Class for such Payment Date based on the lesser of the Maximum Note Rate or the Available Funds Rate, as applicable and (2) on any Payment Date, the unpaid portion of any such excess from prior Payment Dates (and interest accrued thereon at the then applicable Note Rate, without giving effect to the Available Funds Rate).

Cap Agreement: On the Closing Date, the trust will enter into a Cap Agreement with an initial notional amount of approximately $[808,028,821.41]. Under the Cap Agreement, on each Payment Date the trust will be entitled to receive a payment from the Cap Provider until the cap is retired, should one-month LIBOR exceed the strike rate of [3.67]%. Such payment shall equal the product of (i) the difference between one-month LIBOR and the strike rate (adjusted based on an actual/360 basis) and (ii) the scheduled notional balance as set forth in the Cap Agreement (the "***Cap Payment***"). (See the attached Cap Schedule). Any Cap Payment paid by the Cap Provider to the trust will be included in interest funds for that Payment Date.

Credit Enhancement:

The trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Notes, as the case may be:

1) Excess Cashflow,
2) Overcollateralization and
3) Subordination

Class	Expected Rating S&P / Moodys	Initial Subordination	Target Subordination at Stepdown
1-A, 2-A-1, 2-A-2, 2-A-3	AAA / Aaa	20.95%	41.90%
M-1	AA+ / Aa1	17.20%	34.40%
M-2	AA+ / Aa2	13.90%	27.80%
M-3	AA / Aa3	11.65%	23.30%
M-4	AA- / A1	10.00%	20.00%
M-5	A+ / A2	8.30%	16.60%
M-6	A / A3	6.70%	13.40%
M-7	A- / Baa1	5.15%	10.30%
M-8	BBB+ / Baa2	3.95%	7.90%
B	BBB / Baa3	2.85%	5.70%

Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow, if any, and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is reduced to an amount which is lower than the Overcollateralization Target Amount, Excess Cashflow will be directed to pay principal on the Offered Notes, resulting in the limited acceleration of the Offered Notes relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target Amount. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target Amount by realized losses again.

Any realized losses on the Mortgage Loans not covered by Excess Cashflow or Overcollateralization will be allocated to each class of Mezzanine Notes, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Notes, in each case until the respective principal balance of such class has been reduced to zero.

Excess Cashflow:

"*Excess Cashflow*" for any Payment Date will be equal to the available funds remaining after interest and principal payments as described under "*Payments of Interest*" and "*Payments of Principal.*"

Overcollateralization Amount:

The Overcollateralization Amount for any Payment Date is the amount, if any, by which (x) the aggregate principal balance of the Mortgage Loans (including, without duplication, any reduction of the aggregate principal balance of the Mortgage Loans as a result of Realized Losses during the related due period) exceeds (y) the aggregate principal balance of the classes of Offered Notes as of such Payment Date (after giving effect to payments of the principal to be made on such Payment Date). On the Closing Date, the Overcollateralization Amount shall equal approximately $29,336,078.23 (2.85% of the Cut-off Date Pool Principal Balance).

OC Floor: Approximately $5,146,680.39 (0.50% of the Cut-off Date Pool Principal Balance).

Overcollateralization Target Amount: On each Payment Date, the Overcollateralization Target Amount is:

Prior to the Stepdown Date: Approximately $29,336,078.23 (2.85% of the Cut-off Date Pool Principal Balance).

On and after the Stepdown Date: The greater of:

(1) the lesser of:
   a. Approximately $29,336,078.23 (2.85% of the Cut-off Date Pool Principal Balance); and
   b. an amount equal to approximately 5.70% of the sum of the aggregate principal balance of the Mortgage Loans for the current Payment Date; and

(2) an amount equal to the OC Floor.

Provided, however, that if on any Payment Date, a Trigger Event is in effect, the Overcollateralization Target Amount will equal the Overcollateralization Target Amount on the Payment Date immediately preceding such Payment Date.

Senior Enhancement Percentage: The "***Senior Enhancement Percentage***" with respect to any Payment Date is the percentage equivalent of a fraction, the numerator of which is equal to (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date, over (ii) the aggregate principal balance of the most senior class or classes of Notes as of the day immediately preceding the related Payment Date, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date.

Trigger Event: A ***"Trigger Event"*** will be in effect on a Payment Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Payment Date.

Delinquency Trigger: With respect to the Notes, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage for the outstanding Mortgage Loans (including Mortgage Loans in bankruptcy or foreclosure and all REO properties) equals or exceeds [ ]% of the Senior Enhancement Percentage.

Cumulative Loss Trigger: With respect to the Notes, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Pool Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[ ]% with respect to September 2008, plus an additional 1/12th of [ ]% for each month thereafter
49 – 60	[ ]% with respect to September 2009, plus an additional 1/12th of [ ]% for each month thereafter
61 – 72	[ ]% with respect to September 2010, plus an additional 1/12th of [ ]% for each month thereafter
73+	[ ]%

Stepdown Date:

The earlier to occur of:

(1) the Payment Date on which the aggregate principal balance of the Senior Notes is reduced to zero; and

(2) the later to occur of:

a. the Payment Date occurring in September 2008.

b. the first Payment Date on which the aggregate principal balance of the Senior Notes is less than or equal to 58.10% of the aggregate principal balance of the Mortgage Loans for such Payment Date.

Payments of Interest:

On each Payment Date, the Interest Funds for such Payment Date are required to be distributed in the following order of priority, until such Interest Funds have been fully distributed:

(1) concurrently,

(a) from the Interest Funds for Loan Group 1 (and after the payment of Interest Funds from Loan Group 2 as provided in clause (b) below, from Interest Funds for Loan Group 2), to the Class 1-A Notes, the Current Interest and any Interest Carry Forward Amount for such Class, and

(b) from the Interest Funds for Loan Group 2 (and after the payment of Interest Funds from Loan Group 1 as provided in clause (a) above, from Interest Funds for Loan Group 1), to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes, pro rata, based on their respective entitlements, the Current Interest and any Interest Carry Forward Amount for each such Class;

(2) from Interest Funds for both Loan Groups, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, the Current Interest for each such Class;

(3) any remainder as part of the Excess Cashflow to be allocated as described herein (see *Payments of Excess Cashflow*).

Payments of Principal:

On each Payment Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the available principal funds from each Loan Group will be paid as follows until such funds have been fully distributed:

(1) concurrently,

(a) from the available principal funds for Loan Group 1, to the Class 1-A Notes until the principal balance thereof has been reduced to zero, and

(b) from the available principal funds for Loan Group 2, sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes, in that order, in each case until the principal balance thereof has been reduced to zero.

Provided, however, that if (i) the aggregate principal balance of the Senior Notes is greater than the aggregate principal balance of the Mortgage Loans and (ii) the aggregate principal balance of the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes is greater than the principal balance of the Mortgage Loans in Loan Group 2, the payments on the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes will be made concurrently on a pro rata basis, until the principal balances thereof have been reduced to zero; provided, further, that (x) after the principal balance of the Class 1-A Notes has been reduced to zero, the principal funds from both Loan Groups will be applied to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes in the manner described above, until the principal balances thereof have been reduced to zero and (y) after the principal balances of the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes have been reduced to zero, the principal funds from both Loan Groups will be applied to the Class 1-A Notes in the manner described above, until the principal balance thereof has been reduced to zero;

(2) from the remaining available principal funds for both Loan Groups, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, until the principal balance of each such class is reduced to zero;

(3) any remainder as part of the Excess Cashflow to be allocated as described herein (see *Payments of Excess Cashflow*).

On each Payment Date on or after the Stepdown Date and so long as a Trigger Event is not in effect, all the Senior Notes and the Mezzanine Notes will be entitled to receive payments of principal in the following order of priority from principal funds related to all of the Mortgage Loans:

(1) concurrently and pro rata based on the related principal payment amount to be paid to such class, to (a) the Class 1-A Notes until the principal balance thereof is reduced to zero and to (b) the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes, sequentially, in each case until the the Senior Notes in the aggregate have 41.90% subordination.

Provided, however, that if (i) the aggregate principal balance of the Senior Notes is greater than the aggregate principal balance of all the Mortgage Loans and (ii) the aggregate principal balance of the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes is greater than the principal balance of the Mortgage Loans in Loan Group 2, the payments on the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Notes will be made pro rata based on their principal balances.

(2) to the Class M-1 Notes such that the Class M-1 Notes will have 34.40% subordination,

(3) to the Class M-2 Notes such that the Class M-2 Notes will have 27.80% subordination,

(4) to the Class M-3 Notes such that the Class M-3 Notes will have 23.30% subordination,

(5) to the Class M-4 Notes such that the Class M-4 Notes will have 20.00% subordination,

(6) to the Class M-5 Notes such that the Class M-5 Notes will have 16.60% subordination,

(7) to the Class M-6 Notes such that the Class M-6 Notes will have 13.40% subordination,

(8) to the Class M-7 Notes such that the Class M-7 Notes will have 10.30% subordination,

(9) to the Class M-8 Notes such that the Class M-8 Notes will have 7.90% subordination,

(10) to the Class B Notes such that the Class B Notes will have 5.70% subordination;

(11) any remainder as part of the Excess Cashflow to be allocated as described herein (see *Payments of Excess Cashflow*).

Provided, however, that the subordination for each class or classes will be subject to the OC Floor.

Payments of Excess Cashflow: With respect to any Payment Date, any Excess Cashflow will be paid to the classes of Notes as follows:

(1) from Excess Cashflow from both Loan Groups, to the holders of the class or classes of Offered Notes then entitled to receive payments in respect of principal, in an amount necessary to maintain the required level of overcollateralization, payable to such holders as part of the available principal funds as described under "*Payments of Principal*" above;

(2) from any remaining Excess Cashflow from both Loan Groups, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, in an amount equal to any Interest Carry Forward Amount for each such Class;

(3) from any remaining Excess Cashflow from both Loan Groups, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, in an amount equal to the unpaid realized loss amounts for each such Class;

(4) from any remaining Excess Cashflow from both Loan Groups, to the Offered Notes, on a pro rata basis, based on the principal balances thereof, to the extent needed to pay any remaining Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation to pay Net Rate Carryover based on the principal balances of these Notes will be distributed to each such class of Notes with respect to which there remains any unpaid Net Rate Carryover, pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero;

(5) from any remaining Excess Cashflow from both Loan Groups, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, interest on any unpaid realized loss amounts for each such Class;

(6) from any remaining Excess Cashflow to fund payments to the holders of the Class N, Class C-1 and Class C-2 Notes and Owner Trust Certificates, in the amounts specified in the Indenture.

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

CAP SCHEDULE

Payment Period	Payment Date	Notional Schedule ($)	Payment Period	Payment Date	Notional Schedule ($)
1	9/25/05	808,028,821.41	29	1/25/08	248,275,862.07
2	10/25/05	807,411,219.76	30	2/25/08	234,688,625.84
3	11/25/05	804,632,012.35	31	3/25/08	221,718,991.25
4	12/25/05	799,794,132.78	32	4/25/08	209,469,891.92
5	1/25/06	792,794,647.45	33	5/25/08	197,838,394.24
6	2/25/06	783,530,622.75	34	6/25/08	186,824,498.20
7	3/25/06	772,104,992.28	35	7/25/08	176,325,270.20
8	4/25/06	758,620,689.66	36	8/25/08	166,443,643.85
9	5/25/06	742,871,847.66	37	9/25/08	147,915,594.44
10	6/25/06	725,167,267.11	38	10/25/08	131,343,283.58
11	7/25/06	705,404,014.41	39	11/25/08	123,726,196.60
12	8/25/06	683,685,023.16	40	12/25/08	116,520,844.06
13	9/25/06	657,642,820.38	41	1/25/09	109,727,225.94
14	10/25/06	624,395,265.05	42	2/25/09	103,242,408.65
15	11/25/06	592,691,713.84	43	3/25/09	97,066,392.18
16	12/25/06	562,635,100.36	44	4/25/09	91,302,110.14
17	1/25/07	536,489,963.97	45	5/25/09	85,743,695.32
18	2/25/07	511,580,030.88	46	6/25/09	80,494,081.32
19	3/25/07	487,699,433.87	47	7/25/09	75,553,268.14
20	4/25/07	464,951,106.54	48	8/25/09	70,818,322.18
21	5/25/07	443,232,115.29	49	9/25/09	51,672,671.13
22	6/25/07	424,395,265.05	50	10/25/09	36,850,231.60
23	7/25/07	406,176,016.47	51	11/25/09	25,218,733.92
24	8/25/07	388,883,170.36	52	12/25/09	16,160,576.43
25	9/25/07	347,812,660.83	53	1/25/10	9,161,091.10
26	10/25/07	310,962,429.23	54	2/25/10	3,705,609.88
27	11/25/07	277,817,807.51	55	3/25/10	0.00
28	12/25/07	262,686,567.16			

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

FORWARD CURVES AND EXCESS SPREAD

Payment Period	Payment Date	1M Forward LIBOR (%)	6M Forward LIBOR (%)	Excess Spread (%) [1][2]	Payment Period	Payment Date	1M Forward LIBOR (%)	6M Forward LIBOR (%)	Excess Spread (%) [1][2]
1	9/25/05	3.582500	4.026250	3.918	38	10/25/08	4.576902	4.651123	4.444
2	10/25/05	3.821092	4.146606	2.777	39	11/25/08	4.590509	4.661495	4.163
3	11/25/05	3.951225	4.237489	2.540	40	12/25/08	4.602977	4.670260	4.443
4	12/25/05	4.075673	4.315596	2.735	41	1/25/09	4.614131	4.677238	4.178
5	1/25/06	4.252553	4.372917	2.506	42	2/25/09	4.623795	4.682251	4.224
6	2/25/06	4.274427	4.399416	2.506	43	3/25/09	4.631795	4.685118	5.130
7	3/25/06	4.292497	4.424676	3.200	44	4/25/09	4.637953	4.685766	4.176
8	4/25/06	4.357019	4.453523	2.498	45	5/25/09	4.642096	4.684552	4.440
9	5/25/06	4.411650	4.478810	2.709	46	6/25/09	4.644047	4.681985	4.130
10	6/25/06	4.413481	4.501820	2.514	47	7/25/09	4.643631	4.678626	4.397
11	7/25/06	4.408694	4.531003	2.758	48	8/25/09	4.640672	4.675084	4.092
12	8/25/06	4.423255	4.566851	2.563	49	9/25/09	4.635607	4.672022	4.008
13	9/25/06	4.462439	4.605327	2.551	50	10/25/09	4.630809	4.670047	4.226
14	10/25/06	4.505976	4.641376	2.748	51	11/25/09	4.626990	4.669387	3.884
15	11/25/06	4.547181	4.673263	2.508	52	12/25/09	4.624274	4.670168	4.122
16	12/25/06	4.585354	4.700272	2.714	53	1/25/10	4.622785	4.672517	3.795
17	1/25/07	4.619791	4.721684	2.490	54	2/25/10	4.622648	4.676561	3.761
18	2/25/07	4.649790	4.736782	2.488	55	3/25/10	4.623986	4.682426	4.646
19	3/25/07	4.674649	4.744848	3.174	56	4/25/10	4.626925	4.690177	3.722
20	4/25/07	4.693664	4.745416	2.450	57	5/25/10	4.631588	4.699622	3.996
21	5/25/07	4.706134	4.739096	2.653	58	6/25/10	4.638100	4.710483	3.695
22	6/25/07	4.711357	4.726972	2.431	59	7/25/10	4.646585	4.722458	3.979
23	7/25/07	4.708629	4.710366	3.545	60	8/25/10	4.657167	4.735222	3.696
24	8/25/07	4.697250	4.690840	4.005	61	9/25/10	4.669605	4.748422	3.673
25	9/25/07	4.677986	4.670193	3.942	62	10/25/10	4.682508	4.761745	3.932
26	10/25/07	4.656482	4.650216	4.151	63	11/25/10	4.695503	4.775112	3.627
27	11/25/07	4.634797	4.631859	3.824	64	12/25/10	4.708569	4.788502	3.886
28	12/25/07	4.613639	4.615844	4.066	65	1/25/11	4.721687	4.801894	3.603
29	1/25/08	4.593715	4.602892	3.940	66	2/25/11	4.734836	4.815269	3.602
30	2/25/08	4.575734	4.593722	4.082	67	3/25/11	4.747997	4.828605	4.487
31	3/25/08	4.560402	4.589057	4.624	68	4/25/11	4.761150	4.841835	3.553
32	4/25/08	4.548428	4.589384	4.027	69	5/25/11	4.774275	4.854685	3.811
33	5/25/08	4.540520	4.594221	4.276	70	6/25/11	4.787352	4.866820	3.505
34	6/25/08	4.537385	4.602711	3.977	71	7/25/11	4.800361	4.877890	3.783
35	7/25/08	4.539730	4.613853	4.458	72	8/25/11	4.813283	4.887524	3.496
36	8/25/08	4.548264	4.626491	4.451	73	9/25/11	4.825808	4.895340	3.471
37	9/25/08	4.562333	4.639322	4.399	74	10/25/11	4.836728	4.900986	3.730

[1] Run at the 100% PPC to Optional Termination.

[2] Includes Cap Payments received by the trust.

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

AVAILABLE FUNDS RATE SCHEDULE

Payment Period	Payment Date	AFR using Forward Curve (%) (1)(2)(3)	AFR using 20% Scenario (%) (1)(2)(3)(4)	Payment Period	Payment Date	AFR using Forward Curve (%) (1)(2)(3)	AFR using 20% Scenario (%) (1)(2)(3)(4)
1	9/25/05	7.933	21.128	38	10/25/08	9.882	18.756
2	10/25/05	7.000	20.176	39	11/25/08	9.558	18.215
3	11/25/05	6.888	20.054	40	12/25/08	9.844	18.392
4	12/25/05	7.216	20.372	41	1/25/09	9.565	17.978
5	1/25/06	7.160	20.256	42	2/25/09	9.616	18.015
6	2/25/06	7.187	20.343	43	3/25/09	10.578	18.998
7	3/25/06	7.925	21.139	44	4/25/09	9.568	17.587
8	4/25/06	7.271	20.498	45	5/25/09	9.849	17.738
9	5/25/06	7.549	20.788	46	6/25/09	9.518	17.146
10	6/25/06	7.357	20.643	47	7/25/09	9.798	17.422
11	7/25/06	7.612	20.937	48	8/25/09	9.468	16.988
12	8/25/06	7.433	20.746	49	9/25/09	9.370	15.563
13	9/25/06	7.468	20.648	50	10/25/09	9.594	14.792
14	10/25/06	7.724	20.601	51	11/25/09	9.224	13.474
15	11/25/06	7.525	20.103	52	12/25/09	9.471	13.083
16	12/25/06	7.787	20.082	53	1/25/10	9.119	12.086
17	1/25/07	7.597	19.676	54	2/25/10	9.079	11.599
18	2/25/07	7.634	19.500	55	3/25/10	10.016	12.431
19	3/25/07	8.387	20.042	56	4/25/10	9.035	11.206
20	4/25/07	7.660	19.110	57	5/25/10	9.328	11.561
21	5/25/07	7.896	19.152	58	6/25/10	9.016	11.166
22	6/25/07	7.678	18.811	59	7/25/10	9.326	11.522
23	7/25/07	8.859	19.887	60	8/25/10	9.037	11.134
24	8/25/07	9.350	20.435	61	9/25/10	9.025	11.112
25	9/25/07	9.288	19.824	62	10/25/10	9.313	11.460
26	10/25/07	9.515	19.523	63	11/25/10	9.003	11.070
27	11/25/07	9.171	18.664	64	12/25/10	9.291	11.416
28	12/25/07	9.437	18.965	65	1/25/11	9.004	11.030
29	1/25/08	9.309	19.199	66	2/25/11	9.017	11.011
30	2/25/08	9.474	19.644	67	3/25/11	9.969	12.167
31	3/25/08	10.068	20.208	68	4/25/11	8.992	10.967
32	4/25/08	9.439	19.416	69	5/25/11	9.279	11.311
33	5/25/08	9.728	19.599	70	6/25/11	8.968	10.924
34	6/25/08	9.426	19.130	71	7/25/11	9.277	11.269
35	7/25/08	9.982	20.092	72	8/25/11	8.985	10.887
36	8/25/08	10.014	20.403	73	9/25/11	8.972	10.864
37	9/25/08	10.007	19.791	74	10/25/11	9.258	11.203

(1) Run at the 100% PPC to Optional Termination.

(2) Includes Cap Payments received by the trust.

(3) The Note Rate on the Offered Notes for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Clean-up Call is not exercised), (b) the Available Funds Rate, and (c) 15.000% (the "Maximum Note Rate").

(4) Derived assuming indices constant at 20.00% for one-month LIBOR and six-month LIBOR.

BREAK-EVEN LOSSES

Class Rating (S&P / Moody's)	M-1 AA+ / Aa1	M-2 AA+ / Aa2	M-3 AA / Aa3
Break-Even CDR (%)	29.728	23.552	19.835
Collateral Loss (%)	20.89	17.95	15.94
Class **Rating (S&P / Moody's)**	**M-4** **AA- / A1**	**M-5** **A+ / A2**	**M-6** **A / A3**
Break-Even CDR (%)	17.319	14.908	12.761
Collateral Loss (%)	14.45	12.92	11.46
Class **Rating (S&P / Moody's)**	**M-7** **A- / Baa1**	**M-8** **BBB+ / Baa2**	**B** **BBB / Baa3**
Break-Even CDR (%)	10.747	9.314	8.299
Collateral Loss (%)	9.99	8.88	8.06

Assumptions:

1) Cash Flows run at the 100% PPC to Maturity
2) Forward LIBOR
3) Triggers are failing after the Stepdown Date
4) 40% Loss Severity
5) 12-month Liquidation Lag
6) Defaults are in addition to Prepayments
7) Servicer advances 100% of principal and interest until liquidation
8) "Break-Even CDR" is the approximate Constant Default Rate that creates the first dollar of principal loss on the related Class

PREPAYMENT SENSITIVITY TABLES

	RUN TO OPTIONAL TERMINATION					RUN TO MATURITY				
Prepayment Speed (% of PPC)	**50%**	**75%**	**100%**	**125%**	**150%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class 1-A										
Weighted Average Life (years)	4.35	2.92	2.08	1.48	1.28	4.70	3.19	2.29	1.48	1.28
Modified Duration @ Par (years)	3.71	2.62	1.92	1.40	1.22	3.89	2.79	2.07	1.40	1.22
First Principal Payment	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005
Last Principal Payment	10/2018	04/2014	10/2011	08/2008	02/2008	01/2032	02/2026	05/2021	08/2008	02/2008
Principal Payment Window (months)	158	104	74	36	30	317	246	189	36	30
Class 2-A-1										
Weighted Average Life (years)	1.66	1.24	1.00	0.83	0.72	1.66	1.24	1.00	0.83	0.72
Modified Duration @ Par (years)	1.57	1.19	0.96	0.80	0.70	1.57	1.19	0.96	0.80	0.70
First Principal Payment	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005	09/2005
Last Principal Payment	09/2008	11/2007	07/2007	02/2007	12/2006	09/2008	11/2007	07/2007	02/2007	12/2006
Principal Payment Window (months)	37	27	23	18	16	37	27	23	18	16
Class 2-A-2										
Weighted Average Life (years)	7.01	4.51	3.00	2.08	1.81	7.17	4.63	3.09	2.08	1.81
Modified Duration @ Par (years)	5.88	3.99	2.75	1.96	1.71	5.97	4.07	2.82	1.96	1.71
First Principal Payment	09/2008	11/2007	07/2007	02/2007	12/2006	09/2008	11/2007	07/2007	02/2007	12/2006
Last Principal Payment	10/2018	04/2014	10/2011	05/2008	12/2007	09/2022	04/2017	01/2014	05/2008	12/2007
Principal Payment Window (months)	122	78	52	16	13	169	114	79	16	13
Class 2-A-3										
Weighted Average Life (years)	13.15	8.65	6.15	2.88	2.36	21.02	15.00	11.14	2.88	2.36
Modified Duration @ Par (years)	10.04	7.18	5.35	2.67	2.21	13.87	10.98	8.75	2.67	2.21
First Principal Payment	10/2018	04/2014	10/2011	05/2008	12/2007	09/2022	04/2017	01/2014	05/2008	12/2007
Last Principal Payment	10/2018	04/2014	10/2011	08/2008	01/2008	01/2032	03/2026	05/2021	08/2008	01/2008
Principal Payment Window (months)	1	1	1	4	2	113	108	89	4	2

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

PREPAYMENT SENSITIVITY TABLES (continued)

	RUN TO OPTIONAL TERMINATION					RUN TO MATURITY				
Prepayment Speed (% of PPC)	**50%**	**75%**	**100%**	**125%**	**150%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class M-1										
Weighted Average Life (years)	8.48	5.59	4.84	4.46	3.17	9.39	6.29	5.39	7.95	5.69
Modified Duration @ Par (years)	6.88	4.83	4.30	3.99	2.92	7.33	5.27	4.68	6.57	4.88
First Principal Payment	06/2009	12/2008	09/2009	08/2008	02/2008	06/2009	12/2008	09/2009	08/2008	02/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	03/2029	11/2022	07/2018	02/2018	10/2015
Principal Payment Window (months)	113	65	26	20	13	238	168	107	115	93
Class M-2										
Weighted Average Life (years)	8.48	5.57	4.56	4.57	3.49	9.36	6.25	5.09	5.61	4.66
Modified Duration @ Par (years)	6.87	4.81	4.06	4.09	3.19	7.32	5.23	4.43	4.90	4.15
First Principal Payment	06/2009	11/2008	05/2009	03/2010	02/2009	06/2009	11/2008	05/2009	05/2010	06/2009
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	06/2028	01/2022	11/2017	02/2015	03/2013
Principal Payment Window (months)	113	66	30	1	1	229	159	103	58	46
Class M-3										
Weighted Average Life (years)	8.48	5.56	4.42	4.43	3.47	9.33	6.21	4.93	4.84	3.89
Modified Duration @ Par (years)	6.86	4.79	3.94	3.97	3.17	7.29	5.20	4.30	4.28	3.51
First Principal Payment	06/2009	10/2008	03/2009	10/2009	01/2009	06/2009	10/2008	03/2009	10/2009	01/2009
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	07/2027	03/2021	03/2017	07/2014	09/2012
Principal Payment Window (months)	113	67	32	6	2	218	150	97	58	45
Class M-4										
Weighted Average Life (years)	8.48	5.54	4.35	4.13	3.31	9.30	6.17	4.83	4.51	3.62
Modified Duration @ Par (years)	6.82	4.76	3.87	3.71	3.03	7.23	5.15	4.21	4.00	3.28
First Principal Payment	06/2009	10/2008	01/2009	07/2009	10/2008	06/2009	10/2008	01/2009	07/2009	10/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	10/2026	07/2020	08/2016	02/2014	05/2012
Principal Payment Window (months)	113	67	34	9	5	209	142	92	56	44

PREPAYMENT SENSITIVITY TABLES (continued)

	RUN TO OPTIONAL TERMINATION					RUN TO MATURITY				
Prepayment Speed (% of PPC)	50%	75%	100%	125%	150%	50%	75%	100%	125%	150%
Class M-5										
Weighted Average Life (years)	8.48	5.54	4.30	3.94	3.18	9.26	6.14	4.76	4.30	3.47
Modified Duration @ Par (years)	6.81	4.76	3.83	3.55	2.91	7.20	5.13	4.15	3.82	3.15
First Principal Payment	06/2009	10/2008	12/2008	04/2009	08/2008	06/2009	10/2008	12/2008	04/2009	08/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	01/2026	11/2019	02/2016	09/2013	12/2011
Principal Payment Window (months)	113	67	35	12	7	200	134	87	54	41
Class M-6										
Weighted Average Life (years)	8.48	5.54	4.26	3.80	3.08	9.20	6.08	4.68	[illegible]	3.35
Modified Duration @ Par (years)	6.80	4.75	3.79	3.43	2.83	7.16	5.09	4.09	3.68	3.04
First Principal Payment	06/2009	09/2008	11/2008	02/2009	07/2008	06/2009	09/2008	11/2008	02/2009	07/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	02/2025	02/2019	07/2015	03/2013	07/2011
Principal Payment Window (months)	113	68	36	14	8	189	126	81	50	37
Class M-7										
Weighted Average Life (years)	8.48	5.53	4.24	3.69	3.01	9.11	6.00	4.60	3.98	3.23
Modified Duration @ Par (years)	6.61	4.65	3.71	3.30	2.73	6.91	4.93	3.96	3.51	2.91
First Principal Payment	06/2009	09/2008	10/2008	12/2008	06/2008	06/2009	09/2008	10/2008	12/2008	06/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	02/2024	04/2018	11/2014	08/2012	02/2011
Principal Payment Window (months)	113	68	37	16	9	177	116	74	45	33
Class M-8										
Weighted Average Life (years)	8.48	5.53	4.20	3.62	2.94	8.98	5.90	4.48	3.84	3.11
Modified Duration @ Par (years)	6.57	4.63	3.67	3.23	2.67	6.81	4.86	3.86	3.39	2.80
First Principal Payment	06/2009	09/2008	10/2008	11/2008	05/2008	06/2009	09/2008	10/2008	11/2008	05/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	09/2022	03/2017	01/2014	12/2011	07/2010
Principal Payment Window (months)	113	68	37	17	10	160	103	64	38	27
Class B										
Weighted Average Life (years)	8.48	5.53	4.20	3.58	2.89	8.77	5.74	4.36	3.70	2.98
Modified Duration @ Par (years)	6.42	4.55	3.62	3.16	2.60	6.55	4.68	3.73	3.25	2.67
First Principal Payment	06/2009	09/2008	10/2008	10/2008	04/2008	06/2009	09/2008	10/2008	10/2008	04/2008
Last Principal Payment	10/2018	04/2014	10/2011	03/2010	02/2009	04/2021	03/2016	03/2013	04/2011	12/2009
Principal Payment Window (months)	113	68	37	18	11	143	91	54	31	21

Encore Credit Receivables Trust 2005-3
Initial Mortgage Loans as of August 1, 2005

DESCRIPTION OF THE INITIAL MORTGAGE LOANS
AS OF THE STATISTICAL CALCULATION DATE
All Records

# of Mortgage Loans	4,070		
Aggregate Outstanding Principal Balance	$874,546,652.19		
Aggregate Original Principal Balance	$875,499,729.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$214,876.33	$36,790.96	$882,500.00
Original Principal Balance	$215,110.50	$36,900.00	$882,500.00
	Weighted Average	**Minimum**	**Maximum**
Original LTV Ratio	79.33%	17.39%	100.00%
Mortgage Rate	7.202%	4.990%	11.940%
Mortgage Rate of Fixed Rate Loans	6.968%	5.690%	10.840%
Mortgage Rate of ARM Loans	7.253%	4.990%	11.940%
Original Term (Months)	358	120	360
Remaining Term (Months)	356	114	360
Seasoning (Months)	2	0	10
Credit Score	621	500	816
	Earliest	**Latest**	
Origination Date	9/23/2004	7/19/2005	
Maturity Date	2/1/2015	8/1/2035	

(ARM Loan Characteristics)

# of ARM Loans	3,284		
Aggregate Outstanding Principal Balance	$718,932,893.46		
Aggregate Original Principal Balance	$719,567,671.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$218,919.88	$44,979.83	$882,500.00
Original Principal Balance	$219,113.18	$45,000.00	$882,500.00
	Weighted Average	**Minimum**	**Maximum**
Margin	6.140%	3.410%	8.700%
Maximum Mortgage Rate	14.249%	11.990%	18.940%
Minimum Mortgage Rate	7.251%	4.990%	11.940%
Initial Rate Cap	2.833%	1.000%	3.000%
Periodic Rate Cap	1.974%	1.000%	3.000%
Months to Next Adjustment	25	2	59

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Product Type	Percent of Aggregate Principal Balance
Adjustable Rate	82.21
Fixed Rate	17.79
Total:	**100.00%**

Loan Purpose	Percent of Aggregate Principal Balance
Cash Out Refinance	70.76
Purchase	21.79
Rate/Term Refinance	7.45
Total:	**100.00%**

Property Type	Percent of Aggregate Principal Balance
Single Family Residential	75.78
PUD - Detatched	8.34
Low-Rise Condo (1-4 Stories)	5.53
2 Family	5.16
PUD - Attached	2.97
3 Family	1.26
4 Family	0.49
High-Rise Condo (5+ Stories)	0.47
Total:	**100.00%**

Documentation Type	Percent of Aggregate Principal Balance
Stated Income	43.52
2 Yr Full Doc	27.06
1 Yr Full Doc	24.80
Full Doc - 12 Months Bank Statements	2.17
1 Yr Limited Doc	1.89
Full Doc - 24 Months Bank Statements	0.47
2 Yr Limited Doc	0.10
Total:	**100.00%**

Occupancy Status	Percent of Aggregate Principal Balance
Owner Occupied	94.90
Investor	4.79
Second Home	0.32
Total:	**100.00%**

IO Loan Types	Percent of Aggregate Principal Balance
Non-IO	73.67
ARM IO	24.55
Fixed IO	1.78
Total:	**100.00%**

Lien	Percent of Aggregate Principal Balance
First	100.00
Total:	**100.00%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Principal Balances ($)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0.01 to 50,000.00	$1,212,923.98	25	0.14%	$48,516.96	8.12%	336	595	65.02%
50,000.01 to 100,000.00	36,701,045.12	451	4.20	81,377.04	7.97	351	603	76.01
100,000.01 to 150,000.00	107,594,612.27	852	12.30	126,284.76	7.52	354	604	77.22
150,000.01 to 200,000.00	146,719,496.46	840	16.78	174,666.07	7.35	355	612	77.14
200,000.01 to 250,000.00	130,390,196.40	580	14.91	224,810.68	7.25	356	617	78.91
250,000.01 to 300,000.00	133,391,834.00	488	15.25	273,343.92	7.10	358	620	79.57
300,000.01 to 350,000.00	115,080,058.23	356	13.16	323,258.59	7.04	357	627	82.08
350,000.01 to 400,000.00	83,278,481.81	223	9.52	373,446.11	6.94	357	633	81.81
400,000.01 to 450,000.00	53,866,006.38	127	6.16	424,141.78	6.87	357	641	81.19
450,000.01 to 500,000.00	35,898,260.57	75	4.10	478,643.47	6.95	358	644	80.95
500,000.01 to 550,000.00	14,752,663.44	28	1.69	526,880.84	7.04	359	648	82.49
550,000.01 to 600,000.00	8,024,435.31	14	0.92	573,173.95	6.50	358	659	80.53
600,000.01 to 650,000.00	4,406,013.23	7	0.50	629,430.46	6.80	359	684	84.43
700,000.01 to 750,000.00	1,498,124.99	2	0.17	749,062.50	6.89	359	630	66.53
800,000.01 to 850,000.00	850,000.00	1	0.10	850,000.00	6.99	358	760	53.13
850,000.01 to 900,000.00	882,500.00	1	0.10	882,500.00	6.74	359	653	65.37
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: $36,790.96
Max: $882,500.00
Avg: $214,876.33

Range of Current Gross Rates (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
4.501 to 5.000	$427,693.37	1	0.05%	$427,693.37	4.99%	357	675	85.00%
5.001 to 5.500	8,789,277.04	28	1.01	313,902.75	5.33	358	696	77.43
5.501 to 6.000	72,091,388.22	261	8.24	276,212.22	5.91	356	669	78.06
6.001 to 6.500	158,188,842.54	658	18.09	240,408.58	6.32	355	646	75.30
6.501 to 7.000	221,203,569.32	981	25.29	225,487.84	6.81	355	630	77.70
7.001 to 7.500	125,275,189.69	595	14.32	210,546.54	7.30	357	615	81.03
7.501 to 8.000	136,542,108.58	667	15.61	204,710.81	7.80	358	607	83.08
8.001 to 8.500	63,063,685.87	340	7.21	185,481.43	8.29	357	588	82.89
8.501 to 9.000	48,636,580.46	275	5.56	176,860.29	8.76	358	572	82.62
9.001 to 9.500	19,261,873.64	123	2.20	156,600.60	9.26	355	567	81.18
9.501 to 10.000	14,351,041.37	93	1.64	154,312.27	9.77	357	547	77.96
10.001 to 10.500	3,833,738.45	28	0.44	136,919.23	10.21	359	531	76.80
10.501 to 11.000	2,556,797.68	17	0.29	150,399.86	10.74	355	550	75.58
11.001 to 11.500	160,413.66	2	0.02	80,206.83	11.18	358	526	59.60
11.501 to 12.000	164,452.30	1	0.02	164,452.30	11.94	359	508	70.00
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: 4.99%
Max: 11.94%
Wtd. Avg.: 7.20%

Range of Credit Scores	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
481 to 500	$972,667.00	7	0.11%	$138,952.43	8.85%	359	500	73.34%
501 to 520	24,142,664.27	135	2.76	178,834.55	8.88	356	510	73.59
521 to 540	37,000,014.11	215	4.23	172,093.09	8.37	356	531	74.96
541 to 560	73,013,364.96	370	8.35	197,333.42	7.90	357	551	76.97
561 to 580	95,708,907.35	466	10.94	205,383.92	7.52	357	571	77.36
581 to 600	105,322,953.87	526	12.04	200,233.75	7.28	356	591	78.35
601 to 620	130,779,630.86	605	14.95	216,164.68	7.08	356	610	79.36
621 to 640	104,521,536.50	491	11.95	212,874.82	6.98	356	629	80.90
641 to 660	96,185,614.94	426	11.00	225,787.83	6.94	356	650	81.13
661 to 680	65,137,218.35	270	7.45	241,248.96	6.74	356	670	80.30
681 to 700	49,946,971.35	203	5.71	246,044.19	6.73	357	690	82.57
701 to 720	34,644,198.76	146	3.96	237,289.03	6.62	355	710	81.50
721 to 740	20,443,086.19	74	2.34	276,257.92	6.58	359	729	81.89
741 to 760	17,014,106.75	65	1.95	261,755.49	6.61	356	751	81.92
761 to 780	14,274,033.06	49	1.63	291,306.80	6.40	357	770	81.47
781 to 800	2,875,744.33	13	0.33	221,211.10	7.15	359	790	80.46
801 to 820	2,563,939.54	9	0.29	284,882.17	6.34	349	809	77.53
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: 500
Max: 816
Wtd. Avg.: 621

Range of Original Loan-to-Value Ratios (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
15.01 to 20.00	$576,257.08	7	0.07%	$82,322.44	6.52%	341	665	18.54%
20.01 to 25.00	715,997.07	7	0.08	102,285.30	7.07	320	613	22.40
25.01 to 30.00	646,832.94	7	0.07	92,404.71	7.21	313	610	27.88
30.01 to 35.00	3,700,183.24	29	0.42	127,592.53	7.09	326	609	32.65
35.01 to 40.00	7,340,340.27	45	0.84	163,118.67	7.00	348	622	38.17
40.01 to 45.00	8,395,749.86	48	0.96	174,911.46	6.84	344	632	42.73
45.01 to 50.00	12,573,595.35	73	1.44	172,241.03	6.95	340	609	47.84
50.01 to 55.00	19,438,623.01	104	2.22	186,909.84	6.89	352	612	52.95
55.01 to 60.00	24,563,778.45	127	2.81	193,415.58	6.97	349	608	57.83
60.01 to 65.00	42,241,198.50	199	4.83	212,267.33	7.05	354	602	63.28
65.01 to 70.00	54,011,928.55	248	6.18	217,790.03	7.32	358	601	68.87
70.01 to 75.00	69,891,271.72	345	7.99	202,583.40	7.29	357	595	73.95
75.01 to 80.00	219,802,280.79	993	25.13	221,351.74	6.94	357	630	79.61
80.01 to 85.00	149,905,829.44	675	17.14	222,082.71	7.21	357	613	84.35
85.01 to 90.00	184,988,329.94	812	21.15	227,818.14	7.37	358	627	89.63
90.01 to 95.00	63,302,504.18	280	7.24	226,080.37	7.68	357	653	94.63
95.01 to 100.00	12,451,951.80	71	1.42	175,379.60	7.86	359	673	99.88
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: 17.39%
Max: 100.00%
Wtd. Avg.: 79.33%

Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
120	$337,258.15	4	0.04%	$84,314.54	8.20%	118	585	56.87%
180	6,851,418.66	49	0.78	139,824.87	6.86	178	621	62.24
240	5,130,224.82	28	0.59	183,222.32	6.99	239	635	63.68
300	364,900.45	2	0.04	182,450.23	6.99	298	611	68.37
360	861,862,850.11	3,987	98.55	216,168.26	7.21	358	621	79.57
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: 120 Months
Max: 360 Months
Wtd. Avg.: 358 Months

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Remaining Terms (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1 to 120	$337,258.15	4	0.04%	$84,314.54	8.20%	118	585	56.87%
151 to 180	6,851,418.66	49	0.78	139,824.87	6.86	178	621	62.24
211 to 240	5,130,224.82	28	0.59	183,222.32	6.99	239	635	63.68
271 to 300	364,900.45	2	0.04	182,450.23	6.99	298	611	68.37
301 to 360	861,862,850.11	3,987	98.55	216,168.26	7.21	358	621	79.57
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Min: 114 Months
Max: 360 Months
Wtd. Avg.: 356 Months

ARM/Fixed Rate	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM	$718,932,893.46	3,284	82.21%	$218,919.88	7.25%	358	618	80.36%
Fixed Rate Loan	155,613,758.73	786	17.79	197,981.88	6.97	346	637	74.57
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Fixed Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
FR30	$127,338,751.18	645	81.83%	$197,424.42	7.01%	358	635	75.63%
FR30 / IO 60	15,591,205.47	58	10.02	268,813.89	6.67	358	669	75.44
FR15	6,851,418.66	49	4.40	139,824.87	6.86	178	621	62.24
FR20	5,130,224.82	28	3.30	183,222.32	6.99	239	635	63.68
FR25	364,900.45	2	0.23	182,450.23	6.99	298	611	68.37
FR10	337,258.15	4	0.22	84,314.54	8.20	118	585	56.87
Total:	**$155,613,758.73**	**786**	**100.00%**	**$197,981.88**	**6.97%**	**346**	**637**	**74.57%**

Adjustable Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM 2/28 - 6 Month LIBOR	$353,634,517.07	1,778	49.19%	$198,894.55	7.44%	358	599	78.93%
ARM 2/28 / IO 24	105,024,154.86	392	14.61	267,918.76	6.71	358	642	82.07
ARM 3/27 - 6 Month LIBOR	99,276,195.50	516	13.81	192,395.73	7.70	359	617	81.67
ARM 2/28 / IO 60	55,532,281.80	201	7.72	276,280.01	6.77	359	659	81.88
ARM 1YR	29,691,209.55	124	4.13	239,445.24	7.17	358	610	78.05
ARM 3/27 / IO 60	28,604,177.73	104	3.98	275,040.17	6.88	359	663	83.32
ARM 3/27 / IO 36	25,516,152.16	92	3.55	277,349.48	6.93	358	650	83.62
ARM 2/28 Dual 40/20	8,238,053.08	24	1.15	343,252.21	7.09	359	604	81.55
ARM - 6 Month LIBOR	7,087,320.52	28	0.99	253,118.59	7.30	358	638	79.80
ARM 5/25	6,328,831.19	25	0.88	253,153.25	6.66	358	661	80.74
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

Interest Only	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Interest Only	$230,267,972.02	847	26.33%	$271,863.01	6.77%	358	651	81.90%
Not Interest Only	644,278,680.17	3,223	73.67	199900.30	7.36	355	611	78.41
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Prepayment Period Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$229,650,992.34	1,085	26.26%	$211,659.90	7.40%	357	626	81.00%
6	425,700.00	1	0.05	425700.00	7.87	359	632	90.00
12	61,011,886.94	240	6.98	254216.20	7.23	358	620	76.31
24	361,169,779.40	1,654	41.30	218361.41	7.18	358	614	80.05
36	222,288,293.51	1,090	25.42	203934.21	7.02	352	630	77.23
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Lien Position	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
First Lien	$874,546,652.19	4,070	100.00%	$214,876.33	7.20%	356	621	79.33%
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Documentation Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Stated Income	$380,596,692.18	1,622	43.52%	$234,646.54	7.39%	357	631	78.41%
2 Yr Full Doc	236,622,806.81	1,225	27.06	193,161.47	7.10	356	615	80.71
1 Yr Full Doc	216,872,420.90	1,065	24.80	203,636.08	7.04	356	611	79.45
Full Doc - 12 Months Bank Statements	18,985,618.60	66	2.17	287,660.89	6.56	355	675	82.63
1 Yr Limited Doc	16,511,426.69	72	1.89	229,325.37	7.21	353	591	76.72
Full Doc - 24 Months Bank Statements	4,085,090.97	17	0.47	240,299.47	6.73	353	606	74.32
2 Yr Limited Doc	872,596.04	3	0.10	290,865.35	7.33	358	565	75.06
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Loan Purpose	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Cash Out Refi	$618,849,001.77	2,894	70.76%	$213,838.63	7.20%	356	612	77.53%
Purchase	190,531,040.61	833	21.79	228,728.74	7.17	358	654	84.18
Rate/Term Refi	65,166,609.81	343	7.45	189,990.12	7.35	355	616	82.21
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Property Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Single Family Residential	$662,696,116.63	3,153	75.78%	$210,179.55	7.22%	356	618	79.49%
PUD - Detached	72,979,827.51	299	8.34	244,079.69	7.10	356	624	80.41
Low-Rise Condo (1-4 Stories)	48,378,344.19	224	5.53	215,974.75	7.17	358	640	81.31
2 Family	45,168,313.21	189	5.16	238,985.78	7.02	357	643	75.68
PUD – Attached	25,931,028.72	127	2.97	204,181.33	7.40	355	625	79.79
3 Family	10,995,027.28	41	1.26	268,171.40	7.15	355	637	70.23
4 Family	4,306,720.50	18	0.49	239,262.25	7.52	344	620	70.63
High-Rise Condo (5+ Stories)	4,091,274.15	19	0.47	215,330.22	7.53	356	647	81.01
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Occupancy Status	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Primary	$829,926,775.95	3,803	94.90%	$218,229.50	7.19%	356	620	79.48%
Investment	41,857,214.85	250	4.79	167,428.86	7.47	355	646	76.55
Secondary	2,762,661.39	17	0.32	162,509.49	7.79	350	642	75.60
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Location	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Alabama	$1,230,140.38	10	0.14%	$123,014.04	8.15%	300	586	84.05%
Alaska	258,518.94	1	0.03	258,518.94	6.38	358	653	92.50
Arizona	15,350,608.75	92	1.76	166,854.44	7.27	357	611	82.55
Arkansas	805,486.08	6	0.09	134,247.68	7.58	335	598	80.96
California	368,677,345.16	1,343	42.16	274,517.76	6.89	356	625	76.45
Colorado	3,652,420.65	22	0.42	166,019.12	6.91	359	637	84.68
Connecticut	14,293,657.67	74	1.63	193,157.54	7.58	354	602	79.45
Delaware	1,138,881.51	7	0.13	162,697.36	6.98	358	624	79.62
District of Columbia	3,013,544.00	12	0.34	251,128.67	7.52	358	628	69.82
Florida	90,045,161.11	533	10.30	168,940.26	7.41	357	612	80.76
Georgia	15,204,171.02	98	1.74	155,144.60	7.54	351	615	83.52
Hawaii	5,245,404.38	18	0.60	291,411.35	7.13	356	613	75.75
Idaho	444,813.89	4	0.05	111,203.47	7.59	358	586	87.87
Illinois	83,446,103.12	392	9.54	212,872.71	7.32	357	638	81.86
Indiana	3,037,733.10	28	0.35	108,490.47	7.66	359	624	86.78
Iowa	1,259,485.27	8	0.14	157,435.66	7.03	359	678	81.72
Kansas	254,137.21	3	0.03	84,712.40	8.63	358	591	93.31
Kentucky	1,006,139.32	8	0.12	125,767.42	7.77	358	593	87.27
Louisiana	6,317,001.99	46	0.72	137,326.13	7.59	350	617	82.74
Maine	737,608.75	4	0.08	184,402.19	6.85	359	624	80.14
Maryland	39,761,785.48	185	4.55	214,928.57	7.33	357	609	79.66
Massachusetts	11,255,089.85	48	1.29	234,481.04	7.23	357	634	78.55
Michigan	16,695,402.96	123	1.91	135,734.98	7.98	359	597	83.82
Minnesota	12,420,789.82	66	1.42	188,193.79	7.65	359	612	82.92
Mississippi	681,561.62	6	0.08	113,593.60	7.71	359	606	85.22
Missouri	3,569,560.96	30	0.41	118,985.37	7.83	358	595	82.98
Montana	145,236.61	1	0.02	145,236.61	7.25	359	658	85.00
Nebraska	224,194.86	2	0.03	112,097.43	6.47	359	648	80.00
Nevada	20,135,755.82	95	2.30	211,955.32	7.21	357	616	80.01
New Hampshire	903,976.17	7	0.10	129,139.45	7.68	359	611	76.43
New Jersey	15,416,893.02	62	1.76	248,659.56	7.34	358	617	78.12
New Mexico	3,900,976.75	26	0.45	150,037.57	8.20	359	606	83.44
New York	44,020,263.86	155	5.03	284,001.70	7.08	357	638	80.62
North Carolina	2,491,718.42	17	0.28	146,571.67	8.14	349	611	86.31
North Dakota	99,939.41	1	0.01	99,939.41	8.50	359	594	88.57
Ohio	4,839,117.47	44	0.55	109,979.94	8.16	350	613	88.42
Oklahoma	1,214,087.71	11	0.14	110,371.61	7.62	359	612	80.26
Oregon	2,843,292.80	19	0.33	149,646.99	7.01	352	641	85.00
Pennsylvania	4,443,787.28	38	0.51	116,941.77	7.89	345	603	82.58
Rhode Island	2,287,910.60	11	0.26	207,991.87	7.54	358	609	81.53
South Carolina	3,565,036.48	30	0.41	118,834.55	8.19	355	605	82.87
Tennessee	2,405,023.97	20	0.28	120,251.20	8.48	358	598	86.67
Texas	5,101,622.89	42	0.58	121,467.21	7.95	351	615	81.94
Utah	1,123,331.21	6	0.13	187,221.87	6.75	358	600	80.27
Virginia	45,153,482.24	235	5.16	192,142.48	7.50	356	612	81.89
Washington	8,751,138.19	41	1.00	213,442.39	7.16	358	623	86.65
West Virginia	1,119,216.43	9	0.13	124,357.38	8.51	359	606	83.11
Wisconsin	4,558,097.01	31	0.52	147,035.39	8.40	357	598	84.35
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Grade	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
AA	$614,278,816.33	2,746	70.24%	$223,699.50	6.98%	356	635	80.24%
AA100	12,451,951.80	71	1.42	175,379.60	7.86	359	673	99.88
AA95	776,062.62	5	0.09	155,212.52	7.76	358	673	92.28
A+	172,788,140.27	857	19.76	201,619.77	7.55	357	590	78.31
B	42,890,312.37	222	4.90	193,199.61	7.93	355	573	73.97
C	26,899,706.58	143	3.08	188,109.84	8.25	357	567	66.83
C-	4,461,662.22	26	0.51	171,602.39	9.76	359	575	59.85
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

IO Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$644,278,680.17	3,223	73.67%	$199,900.30	7.36%	355	611	78.41%
24	105,024,154.86	392	12.01	267918.76	6.71	358	642	82.07
36	25,516,152.16	92	2.92	277349.48	6.93	358	650	83.62
60	99,727,665.00	363	11.40	274731.86	6.79	359	662	81.29
Total:	**$874,546,652.19**	**4,070**	**100.00%**	**$214,876.33**	**7.20%**	**356**	**621**	**79.33%**

Range of Gross Margins (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
3.001 to 3.500	$76,964.37	1	0.01%	$76,964.37	9.79%	359	501	58.78%
4.001 to 4.500	21,472,614.20	107	2.99	200,678.64	7.29	359	640	81.61
4.501 to 5.000	15,536,950.60	82	2.16	189,475.01	7.10	358	644	78.10
5.001 to 5.500	542,418.00	3	0.08	180,806.00	6.60	356	622	66.99
5.501 to 6.000	476,953,520.76	2,061	66.34	231,418.50	7.03	358	631	81.40
6.001 to 6.500	9,060,164.39	51	1.26	177,650.28	7.74	359	669	97.32
6.501 to 7.000	193,307,423.12	970	26.89	199,286.00	7.79	358	579	77.03
7.001 to 7.500	1,485,409.98	6	0.21	247,568.33	7.36	358	577	82.76
7.501 to 8.000	143,896.09	1	0.02	143,896.09	7.64	359	594	90.00
8.001 to 8.500	209,700.00	1	0.03	209,700.00	8.04	359	633	90.00
8.501 to 9.000	143,831.95	1	0.02	143,831.95	8.70	358	638	100.00
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,9[illegible]9.88**	**7.25%**	**358**	**618**	**80.36%**

Min: 3.41%
Max: 8.70%
Wtd. Avg.: 6.14%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Minimum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
4.501 to 5.000	$427,693.37	1	0.06%	$427,693.37	4.99%	357	675	85.00%
5.001 to 5.500	8,789,277.04	28	1.22	313,902.75	5.33	358	696	77.43
5.501 to 6.000	64,111,172.75	233	8.92	275,155.25	5.90	358	667	78.93
6.001 to 6.500	113,653,313.81	470	15.81	241,815.56	6.32	358	642	77.22
6.501 to 7.000	166,820,348.02	734	23.20	227,275.68	6.81	358	627	79.00
7.001 to 7.500	106,222,312.94	482	14.77	220,378.24	7.31	358	614	81.76
7.501 to 8.000	120,094,089.15	562	16.70	213,690.55	7.80	359	606	83.10
8.001 to 8.500	58,623,474.20	303	8.15	193,476.81	8.29	359	588	83.44
8.501 to 9.000	44,171,065.94	240	6.14	184,046.11	8.76	359	571	82.51
9.001 to 9.500	16,435,766.00	103	2.29	159,570.54	9.26	359	564	81.35
9.501 to 10.000	13,536,095.82	86	1.88	157,396.46	9.77	359	547	77.81
10.001 to 10.500	3,645,642.32	26	0.51	140,217.01	10.20	359	528	76.20
10.501 to 11.000	2,077,776.14	13	0.29	159,828.93	10.76	359	534	71.38
11.001 to 11.500	160,413.66	2	0.02	80,206.83	11.18	358	526	59.60
11.501 to 12.000	164,452.30	1	0.02	164,452.30	11.94	359	508	70.00
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

Min: 4.99%
Max: 11.94%
Wtd. Avg.: 7.25%

Range of Maximum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
11.501 to 12.000	$427,693.37	1	0.06%	$427,693.37	4.99%	357	675	85.00%
12.001 to 12.500	9,027,545.90	29	1.26	311,294.69	5.35	358	695	77.76
12.501 to 13.000	64,825,665.19	236	9.02	274,685.02	5.92	358	666	78.81
13.001 to 13.500	113,415,044.95	469	15.78	241,823.12	6.32	358	642	77.19
13.501 to 14.000	166,310,011.10	732	23.13	227,199.47	6.81	358	627	79.06
14.001 to 14.500	106,222,312.94	482	14.77	220,378.24	7.31	358	614	81.76
14.501 to 15.000	119,889,933.63	561	16.68	213,707.55	7.80	359	606	83.09
15.001 to 15.500	58,623,474.20	303	8.15	193,476.81	8.29	359	588	83.44
15.501 to 16.000	44,171,065.94	240	6.14	184,046.11	8.76	359	571	82.51
16.001 to 16.500	16,435,766.00	103	2.29	159,570.54	9.26	359	564	81.35
16.501 to 17.000	13,536,095.82	86	1.88	157,396.46	9.77	359	547	77.81
17.001 to 17.500	3,645,642.32	26	0.51	140,217.01	10.20	359	528	76.20
17.501 to 18.000	2,077,776.14	13	0.29	159,828.93	10.76	359	534	71.38
18.001 to 18.500	160,413.66	2	0.02	80,206.83	11.18	358	526	59.60
18.501 to 19.000	164,452.30	1	0.02	164,452.30	11.94	359	508	70.00
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

Min: 11.99%
Max: 18.94%
Wtd. Avg.: 14.25%

Initial Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$737,608.75	4	0.10%	$184,402.19	6.85%	359	624	80.14%
1.500	232,019.89	1	0.03	232,019.89	5.75	356	603	38.83
2.000	118,050,489.60	446	16.42	264,687.20	6.92	359	646	81.07
3.000	599,912,775.22	2,833	83.44	211,758.83	7.32	358	613	80.23
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

Min: 1.00%
Max: 3.00%
Wtd. Avg.: 2.83%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$1,276,753.26	6	0.18%	$212,792.21	7.00%	359	594	73.04%
1.500	36,767,923.50	152	5.11	241,894.23	7.19	358	615	78.06
2.000	680,263,590.24	3,124	94.62	217,754.03	7.26	358	618	80.49
3.000	624,626.46	2	0.09	312,313.23	6.82	359	616	80.77
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

Min: 1.00%
Max: 3.00%
Wtd. Avg.: 1.97%

Next Interest Rate Adjustment Date (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
2005 October	$246,222.24	1	0.03%	$246,222.24	7.25%	356	625	95.00%
2005 November	957,979.63	5	0.13	191,595.93	6.73	357	658	73.89
2005 December	3,415,151.30	11	0.48	310,468.30	7.12	357	611	75.65
2006 January	3,136,186.14	14	0.44	224,013.30	7.40	357	657	83.65
2006 February	679,478.08	3	0.09	226,492.69	8.41	354	580	86.08
2006 March	1,254,496.93	4	0.17	313,624.23	6.90	355	632	88.61
2006 April	505,357.74	2	0.07	252,678.87	7.12	356	680	84.05
2006 May	1,892,013.51	10	0.26	189,201.35	6.65	357	613	78.82
2006 June	8,502,007.85	37	1.18	229,784.00	7.12	358	610	74.23
2006 July	16,189,636.65	65	2.25	249,071.33	7.27	359	607	78.80
2006 October	49,680.92	1	0.01	49,680.92	9.34	350	593	90.00
2006 December	178,332.37	3	0.02	59,444.12	7.90	352	580	85.00
2007 January	1,158,299.60	7	0.16	165,471.37	6.86	353	597	78.77
2007 February	1,503,656.61	8	0.21	187,957.08	7.27	354	618	87.65
2007 March	3,059,265.60	13	0.43	235,328.12	7.13	355	578	80.39
2007 April	11,799,742.35	50	1.64	235,994.85	6.87	356	615	79.30
2007 May	41,805,828.44	190	5.81	220,030.68	6.73	357	614	81.12
2007 June	150,421,665.22	675	20.92	222,846.91	7.19	358	611	80.14
2007 July	311,011,584.09	1,439	43.26	216,130.36	7.31	359	616	79.61
2007 August	1,440,951.61	9	0.20	160,105.73	7.68	360	580	85.70
2007 December	49,638.24	1	0.01	49,638.24	8.24	352	629	80.65
2008 January	789,519.72	3	0.11	263,173.24	6.80	353	565	84.24
2008 February	744,236.93	2	0.10	372,118.47	7.04	354	630	85.00
2008 March	561,665.72	3	0.08	187,221.91	7.11	355	596	78.74
2008 April	521,999.99	2	0.07	261,000.00	6.46	356	643	72.53
2008 May	4,538,857.70	18	0.63	252,158.76	6.26	357	652	80.60
2008 June	34,302,323.29	154	4.77	222,742.36	7.26	358	630	82.16
2008 July	110,579,183.80	522	15.38	211,837.52	7.52	359	631	82.38
2008 August	1,309,100.00	7	0.18	187,014.29	8.12	360	629	87.57
2010 February	571,299.97	1	0.08	571,299.97	6.04	354	720	95.00
2010 April	228,134.57	1	0.03	228,134.57	6.38	356	652	88.08
2010 May	737,536.20	2	0.10	368,768.10	5.48	357	659	72.41
2010 June	1,562,469.78	8	0.22	195,308.72	7.13	358	646	77.44
2010 July	3,229,390.67	13	0.45	248,414.67	6.83	359	659	81.20
Total:	**$718,932,893.46**	**3,284**	**100.00%**	**$218,919.88**	**7.25%**	**358**	**618**	**80.36%**

DESCRIPTION OF THE INITIAL MORTGAGE LOANS
AS OF THE STATISTICAL CALCULATION DATE
Group 1

# of Mortgage Loans	2,300		
Aggregate Outstanding Principal Balance	$461,258,298.04		
Aggregate Original Principal Balance	$461,679,211.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$200,547.09	$44,979.83	$565,808.26
Original Principal Balance	$200,730.09	$45,000.00	$566,250.00
	Weighted Average	**Minimum**	**Maximum**
Original LTV Ratio	79.40%	17.39%	100.00%
Mortgage Rate	7.211%	5.125%	11.940%
Mortgage Rate of Fixed Rate Loans	6.963%	5.690%	10.600%
Mortgage Rate of ARM Loans	7.262%	5.125%	11.940%
Original Term (Months)	358	120	360
Remaining Term (Months)	357	119	360
Seasoning (Months)	1	0	7
Credit Score	624	500	814
	Earliest	**Latest**	
Origination Date	12/30/2004	7/19/2005	
Maturity Date	7/1/2015	8/1/2035	

(ARM Loan Characteristics)

# of ARM Loans	1,880		
Aggregate Outstanding Principal Balance	$382,563,676.77		
Aggregate Original Principal Balance	$382,834,891.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$203,491.32	$44,979.83	$526,500.00
Original Principal Balance	$203,635.58	$45,000.00	$526,500.00
	Weighted Average	**Minimum**	**Maximum**
Margin	6.121%	4.100%	8.040%
Maximum Mortgage Rate	14.258%	12.125%	18.940%
Minimum Mortgage Rate	7.260%	5.125%	11.940%
Initial Rate Cap	2.813%	1.000%	3.000%
Periodic Rate Cap	1.973%	1.000%	2.000%
Months to Next Adjustment	25	3	59

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Product Type	Percent of Aggregate Principal Balance
Adjustable Rate	82.94
Fixed Rate	17.06
Total:	**100.00%**

Loan Purpose	Percent of Aggregate Principal Balance
Cash Out Refinance	70.54
Purchase	21.83
Rate/Term Refinance	7.63
Total:	**100.00%**

Property Type	Percent of Aggregate Principal Balance
Single Family Residential	74.10
PUD – Detached	7.21
Low-Rise Condo (1-4 Stories)	6.59
2 Family	6.06
PUD – Attached	3.58
3 Family	1.24
4 Family	0.67
High-Rise Condo (5+ Stories)	0.56
Total:	**100.00%**

Documentation Type	Percent of Aggregate Principal Balance
Stated Income	44.99
2 Yr Full Doc	26.45
1 Yr Full Doc	24.86
Full Doc - 12 Months Bank Statements	1.84
1 Yr Limited Doc	1.46
Full Doc - 24 Months Bank Statements	0.39
Total:	**100.00%**

Occupancy Status	Percent of Aggregate Principal Balance
Owner Occupied	93.72
Investor	5.94
Second Home	0.34
Total:	**100.00%**

IO Loan Types	Percent of Aggregate Principal Balance
Non-IO	74.37
ARM IO	24.16
Fixed IO	1.47
Total:	**100.00%**

Lien	Percent of Aggregate Principal Balance
First	100.00
Total:	**100.00%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Principal Balances ($)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0.01 to 50,000.00	$340,129.15	7	0.07%	$48,589.88	7.98%	341	614	48.62%
50,000.01 to 100,000.00	18,310,486.05	220	3.97	83,229.48	7.80	356	614	77.85
100,000.01 to 150,000.00	61,738,723.49	491	13.38	125,740.78	7.40	356	612	78.32
150,000.01 to 200,000.00	92,751,847.27	531	20.11	174,673.91	7.25	356	620	77.50
200,000.01 to 250,000.00	86,933,900.18	387	18.85	224,635.40	7.22	356	622	79.51
250,000.01 to 300,000.00	95,004,587.94	347	20.60	273,788.44	7.10	358	624	79.67
300,000.01 to 350,000.00	83,005,588.02	257	18.00	322,978.94	7.05	357	633	82.14
350,000.01 to 400,000.00	15,757,183.15	44	3.42	358,117.80	7.11	359	637	81.14
400,000.01 to 450,000.00	3,461,717.26	8	0.75	432,714.66	7.21	359	670	74.73
450,000.01 to 500,000.00	2,861,827.27	6	0.62	476,971.21	6.67	359	687	80.40
500,000.01 to 550,000.00	526,500.00	1	0.11	526,500.00	7.89	359	700	90.00
550,000.01 to 600,000.00	565,808.26	1	0.12	565,808.26	7.25	359	576	75.00
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: $44,979.83
Max: $565,808.26
Avg: $200,547.09

Range of Current Gross Rates (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
5.001 to 5.500	$2,839,902.83	12	0.62%	$236,658.57	5.35%	359	697	74.21%
5.501 to 6.000	29,264,485.57	122	6.34	239,872.83	5.90	357	664	76.83
6.001 to 6.500	84,534,938.41	389	18.33	217,313.47	6.32	354	652	74.63
6.501 to 7.000	126,621,994.05	633	27.45	200,034.75	6.81	356	631	77.30
7.001 to 7.500	70,756,466.83	361	15.34	196,001.29	7.27	358	618	80.17
7.501 to 8.000	68,858,469.54	336	14.93	204,935.92	7.81	359	614	84.85
8.001 to 8.500	32,975,926.50	176	7.15	187,363.22	8.29	358	592	85.20
8.501 to 9.000	26,530,815.69	149	5.75	178,059.17	8.77	358	574	83.09
9.001 to 9.500	8,504,603.84	55	1.84	154,629.16	9.29	359	574	83.67
9.501 to 10.000	6,315,120.14	43	1.37	146,863.26	9.78	359	548	81.44
10.001 to 10.500	2,082,313.57	14	0.45	148,736.68	10.25	359	530	77.58
10.501 to 11.000	1,808,808.77	9	0.39	200,978.75	10.71	359	561	76.85
11.501 to 12.000	164,452.30	1	0.04	164,452.30	11.94	359	508	70.00
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: 5.13%
Max: 11.94%
Wtd. Avg.: 7.21%

Range of Credit Scores	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
481 to 500	$649,367.45	5	0.14%	$129,873.49	9.07%	359	500	73.77%
501 to 520	12,277,887.38	64	2.66	191,841.99	8.81	356	510	74.50
521 to 540	18,603,350.28	105	4.03	177,174.76	8.36	359	532	77.15
541 to 560	37,381,510.05	191	8.10	195,714.71	7.85	358	551	76.58
561 to 580	47,619,759.24	248	10.32	192,015.16	7.58	357	571	78.23
581 to 600	52,035,539.47	271	11.28	192,013.06	7.24	356	591	77.64
601 to 620	62,245,230.34	307	13.49	202,753.19	6.93	357	611	77.93
621 to 640	60,796,944.50	306	13.18	198,682.83	7.07	357	629	81.49
641 to 660	55,123,941.08	264	11.95	208,802.81	7.02	357	650	82.28
661 to 680	36,602,475.77	175	7.94	209,157.00	6.85	355	670	79.71
681 to 700	30,365,305.86	144	6.58	210,870.18	6.90	357	690	81.91
701 to 720	18,881,483.52	94	4.09	200,866.85	6.71	353	710	80.29
721 to 740	9,591,002.78	44	2.08	217,977.34	6.58	359	729	80.13
741 to 760	7,151,723.01	34	1.55	210,344.79	6.73	359	750	84.45
761 to 780	8,815,349.69	34	1.91	259,274.99	6.51	356	770	80.97
781 to 800	1,643,958.62	8	0.36	205,494.83	7.18	359	789	79.77
801 to 820	1,473,469.00	6	0.32	245,578.17	6.39	342	810	79.68
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: 500
Max: 814
Wtd. Avg.: 624

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Original Loan-to-Value Ratios (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
15.01 to 20.00	$398,976.54	5	0.09%	$79,795.31	6.63%	358	671	18.58%
20.01 to 25.00	319,627.69	4	0.07	79,906.92	6.96	340	599	22.04
25.01 to 30.00	111,905.25	1	0.02	111,905.25	6.84	359	593	29.79
30.01 to 35.00	2,113,347.99	16	0.46	132,084.25	7.10	308	610	32.47
35.01 to 40.00	4,505,191.89	27	0.98	166,858.96	7.07	347	617	37.76
40.01 to 45.00	4,600,253.74	25	1.00	184,010.15	6.45	347	660	42.97
45.01 to 50.00	4,090,008.27	23	0.89	177,826.45	6.74	336	621	47.54
50.01 to 55.00	9,768,078.68	54	2.12	180,890.35	6.88	352	614	52.91
55.01 to 60.00	14,832,708.79	75	3.22	197,769.45	6.90	350	614	57.84
60.01 to 65.00	21,461,489.34	100	4.65	214,614.89	6.82	355	611	63.42
65.01 to 70.00	27,199,750.89	136	5.90	199,998.17	7.23	358	603	68.86
70.01 to 75.00	39,545,626.08	198	8.57	199,725.38	7.17	358	596	73.83
75.01 to 80.00	123,479,741.75	616	26.77	200,454.13	6.99	358	630	79.63
80.01 to 85.00	74,655,149.51	369	16.19	202,317.48	7.32	357	616	84.48
85.01 to 90.00	87,787,395.86	424	19.03	207,045.74	7.43	358	628	89.64
90.01 to 95.00	37,449,773.81	177	8.12	211,580.64	7.68	358	653	94.62
95.01 to 100.00	8,939,271.96	50	1.94	178,785.44	7.86	359	670	99.91
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: 17.39%
Max: 100.00%
Wtd. Avg.: 79.40%

Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
120	$118,312.10	1	0.03%	$118,312.10	6.99%	119	643	70.00%
180	2,903,824.00	19	0.63	152,832.84	6.68	178	628	58.90
240	2,632,660.03	13	0.57	202,512.31	6.63	239	650	59.55
300	364,900.45	2	0.08	182,450.23	6.99	298	611	68.37
360	455,238,601.46	2,265	98.69	200,988.35	7.22	359	624	79.65
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: 120 Months
Max: 360 Months
Wtd. Avg.: 358 Months

Range of Remaining Terms (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1 to 120	$118,312.10	1	0.03%	$118,312.10	6.99%	119	643	70.00%
151 to 180	2,903,824.00	19	0.63	152,832.84	6.68	178	628	58.90
211 to 240	2,632,660.03	13	0.57	202,512.31	6.63	239	650	59.55
271 to 300	364,900.45	2	0.08	182,450.23	6.99	298	611	68.37
301 to 360	455,238,601.46	2,265	98.69	200,988.35	7.22	359	624	79.65
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Min: 119 Months
Max: 360 Months
Wtd. Avg.: 357 Months

ARM/Fixed Rate	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM	$382,563,676.77	1,880	82.94%	$203,491.32	7.26%	359	620	80.54%
Fixed Rate Loan	78,694,621.27	420	17.06	187,368.15	6.96	347	640	73.83
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Fixed Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
FR30	$65,906,191.77	356	83.75%	$185,129.75	7.01%	359	637	75.03%
FR30 / IO 60	6,768,732.92	29	8.60	233,404.58	6.71	359	671	74.48
FR15	2,903,824.00	19	3.69	152,832.84	6.68	178	628	58.90
FR20	2,632,660.03	13	3.35	202,512.31	6.63	239	650	59.55
FR25	364,900.45	2	0.46	182,450.23	6.99	298	611	68.37
FR10	118,312.10	1	0.15	118,312.10	6.99	119	643	70.00
Total:	**$78,694,621.27**	**420**	**100.00%**	**$187,368.15**	**6.96%**	**347**	**640**	**73.83%**

Adjustable Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM 2/28 - 6 Month LIBOR	$190,915,413.30	991	49.90%	$192,649.26	7.43%	359	601	79.36%
ARM 3/27 - 6 Month LIBOR	53,824,251.52	312	14.07	172,513.63	7.65	359	620	82.30
ARM 2/28 / IO 24	40,659,003.10	174	10.63	233,672.43	6.76	358	640	81.33
ARM 2/28 / IO 60	36,882,983.93	154	9.64	239,499.90	6.81	359	658	82.30
ARM 3/27 / IO 36	17,130,132.13	64	4.48	267,658.31	6.95	358	661	83.45
ARM 3/27 / IO 60	16,780,242.73	71	4.39	236,341.45	6.89	359	668	81.96
ARM 1YR	15,273,614.31	69	3.99	221,356.73	7.11	359	615	77.77
ARM 5/25	4,009,435.53	17	1.05	235,849.15	6.88	359	659	82.20
ARM 2/28 Dual 40/20	3,650,703.24	13	0.95	280,823.33	6.90	359	615	78.74
ARM - 6 Month LIBOR	3,437,896.98	15	0.90	229,193.13	7.43	358	630	81.07
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Interest Only	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Interest Only	$118,221,094.81	492	25.63%	$240,286.78	6.82%	359	654	81.64%
Not Interest Only	343,037,203.23	1,808	74.37	189732.97	7.35	356	613	78.62
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Prepayment Period Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$117,107,873.48	577	25.39%	$202,959.92	7.29%	358	636	82.46%
12	33,346,326.30	146	7.23	228399.50	7.39	358	613	75.70
24	192,310,322.65	941	41.69	204368.04	7.21	359	613	80.14
36	118,493,775.61	636	25.69	186310.97	7.08	352	631	76.19
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Lien Position	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
First Lien	$461,258,298.04	2,300	100.00%	$200,547.09	7.21%	357	624	79.40%
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Documentation Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Stated Income	$207,532,451.34	948	44.99%	$218,916.09	7.42%	357	631	78.49%
2 Yr Full Doc	121,988,373.03	667	26.45	182,891.11	7.07	357	619	81.02
1 Yr Full Doc	114,684,696.17	605	24.86	189,561.48	7.03	356	614	79.48
Full Doc - 12 Months Bank Statements	8,509,940.95	37	1.84	229,998.40	6.63	359	674	80.17
1 Yr Limited Doc	6,731,636.49	35	1.46	192,332.47	7.23	351	595	77.54
Full Doc - 24 Months Bank Statements	1,811,200.06	8	0.39	226,400.01	6.78	347	618	71.65
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Loan Purpose	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Cash Out Refi	$325,385,264.65	1,606	70.54%	$202,606.02	7.19%	356	613	77.49%
Purchase	100,685,957.11	505	21.83	199,378.13	7.27	359	656	84.74
Rate/Term Refi	35,187,076.28	189	7.63	186,175.01	7.25	356	626	81.77
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Property Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Single Family Residential	$341,771,814.52	1,762	74.10%	$193,968.11	7.25%	357	618	79.57%
PUD - Detached	33,253,733.72	155	7.21	214,540.22	7.02	358	623	79.81
Low-Rise Condo (1-4 Stories)	30,374,259.45	148	6.59	205,231.48	7.20	357	644	81.19
2 Family	27,952,031.30	111	6.06	251,820.10	6.95	358	652	76.69
PUD – Attached	16,503,517.27	80	3.58	206,293.97	7.28	355	631	80.38
3 Family	5,715,260.48	22	1.24	259,784.57	7.27	353	662	68.72
4 Family	3,091,573.16	11	0.67	281,052.11	7.27	339	640	73.60
High-Rise Condo (5+ Stories)	2,596,108.14	11	0.56	236,009.83	7.22	359	675	83.06
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Occupancy Status	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Primary	$432,280,694.54	2,131	93.72%	$202,853.45	7.20%	357	622	79.52%
Investment	27,414,899.10	159	5.94	172,420.75	7.42	355	656	77.16
Secondary	1,562,704.40	10	0.34	156,270.44	7.77	359	648	84.11
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Location	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Alabama	$323,297.45	4	0.07%	$80,824.36	8.47%	359	593	88.49%
Arizona	10,619,736.49	61	2.30	174,094.04	7.07	359	618	83.99
Arkansas	273,409.54	2	0.06	136,704.77	6.94	358	566	71.69
California	194,327,439.49	813	42.13	239,025.14	7.07	356	619	74.98
Colorado	1,878,931.87	12	0.41	156,577.66	6.91	359	640	82.17
Connecticut	6,187,876.33	33	1.34	187,511.40	7.43	353	618	81.36
Delaware	552,721.14	3	0.12	184,240.38	6.72	359	643	70.98
District of Columbia	967,348.59	5	0.21	193,469.72	7.43	359	600	68.03
Florida	49,861,687.33	296	10.81	168,451.65	7.30	357	619	81.08
Georgia	8,686,302.87	57	1.88	152,391.28	7.32	354	621	84.86
Hawaii	3,382,073.63	11	0.73	307,461.24	7.16	359	616	76.83
Idaho	316,284.18	3	0.07	105,428.06	8.03	359	571	87.42
Illinois	46,640,818.62	224	10.11	208,217.94	7.19	358	650	83.59
Indiana	2,241,333.34	20	0.49	112,066.67	7.64	359	628	87.10
Iowa	1,259,485.27	8	0.27	157,435.66	7.03	359	678	81.72
Kansas	139,419.45	2	0.03	69,709.73	8.74	359	554	87.81
Kentucky	632,606.77	4	0.14	158,151.69	7.55	359	596	90.39
Louisiana	2,762,486.99	20	0.60	138,124.35	7.41	359	649	86.10
Maine	662,736.01	3	0.14	220,912.00	6.85	359	632	83.35
Maryland	20,388,959.63	95	4.42	214,620.63	7.16	358	614	81.42
Massachusetts	6,950,274.48	29	1.51	239,664.64	6.95	359	656	80.11
Michigan	9,527,097.92	68	2.07	140,104.38	7.86	359	610	85.41
Minnesota	6,908,987.93	39	1.50	177,153.54	7.62	359	624	83.88
Mississippi	509,732.05	4	0.11	127,433.01	7.70	359	621	86.10
Missouri	2,147,956.76	19	0.47	113,050.36	7.94	359	598	84.69
Montana	145,236.61	1	0.03	145,236.61	7.25	359	658	85.00
Nebraska	224,194.86	2	0.05	112,097.43	6.47	359	648	80.00
Nevada	12,577,078.36	60	2.73	209,617.97	7.06	359	622	81.66
New Hampshire	673,020.03	5	0.15	134,604.01	7.83	359	598	76.84
New Jersey	6,215,051.91	26	1.35	239,040.46	7.56	359	622	83.58
New Mexico	2,785,331.98	17	0.60	163,843.06	8.15	359	615	83.98
New York	17,842,728.00	71	3.87	251,306.03	6.97	357	656	78.87
North Carolina	1,509,670.63	9	0.33	167,741.18	8.00	359	624	87.45
North Dakota	99,939.41	1	0.02	99,939.41	8.50	359	594	88.57
Ohio	2,599,652.85	22	0.56	118,166.04	7.98	359	628	89.94
Oklahoma	617,357.02	7	0.13	88,193.86	7.41	359	629	82.93
Oregon	1,117,048.10	7	0.24	159,578.30	6.49	359	661	81.34
Pennsylvania	2,477,393.07	20	0.54	123,869.65	7.65	338	615	83.28
Rhode Island	1,336,540.62	7	0.29	190,934.37	7.79	359	609	79.10
South Carolina	1,711,684.10	14	0.37	122,263.15	8.20	359	601	89.36
Tennessee	1,074,176.65	7	0.23	153,453.81	8.65	359	597	92.53
Texas	2,911,262.03	23	0.63	126,576.61	7.84	359	626	85.38
Utah	701,040.22	3	0.15	233,680.07	6.72	359	585	77.09
Virginia	20,344,660.01	124	4.41	164,069.84	7.39	357	610	83.64
Washington	3,316,804.44	19	0.72	174,568.65	6.81	359	639	88.41
West Virginia	480,316.34	4	0.10	120,079.09	8.54	359	659	89.05
Wisconsin	2,349,106.67	16	0.51	146,819.17	8.17	359	600	82.99
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Grade	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
AA	$331,020,889.14	1,621	71.76%	$204,207.83	7.00%	357	636	79.86%
AA100	8,939,271.96	50	1.94	178,785.44	7.86	359	670	99.91
AA95	638,619.95	4	0.14	159,654.99	7.50	359	687	91.69
A+	88,975,736.77	452	19.29	196,848.98	7.58	357	591	78.65
B	19,344,548.25	105	4.19	184,233.79	7.94	355	569	73.84
C	10,193,197.33	57	2.21	178,828.02	8.19	359	567	66.23
C-	2,146,034.64	11	0.47	195,094.06	9.88	359	573	62.64
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

IO Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$343,037,203.23	1,808	74.37%	$189,732.97	7.35%	356	613	78.62%
24	40,659,003.10	174	8.81	233672.43	6.76	358	640	81.33
36	17,130,132.13	64	3.71	267658.31	6.95	358	661	83.45
60	60,431,959.58	254	13.10	237921.10	6.82	359	662	81.33
Total:	**$461,258,298.04**	**2,300**	**100.00%**	**$200,547.09**	**7.21%**	**357**	**624**	**79.40%**

Range of Gross Margins (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
4.001 to 4.500	$15,164,892.45	80	3.96%	$189,561.16	7.14%	359	641	81.65%
4.501 to 5.000	5,879,515.97	31	1.54	189,661.81	7.08	359	664	81.05
5.501 to 6.000	257,285,991.34	1,228	67.25	209,516.28	7.05	359	632	81.31
6.001 to 6.500	5,948,249.63	35	1.55	169,949.99	7.81	359	671	98.72
6.501 to 7.000	97,863,000.20	504	25.58	194,172.62	7.82	359	580	77.17
7.001 to 7.500	212,327.18	1	0.06	212,327.18	7.04	359	585	85.00
8.001 to 8.500	209,700.00	1	0.05	209,700.00	8.04	359	633	90.00
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Min: 4.10%
Max: 8.04%
Wtd. Avg.: 6.12%

Range of Minimum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
5.001 to 5.500	$2,839,902.83	12	0.74%	$236,658.57	5.35%	359	697	74.21%
5.501 to 6.000	27,040,238.98	114	7.07	237,195.08	5.90	359	661	77.37
6.001 to 6.500	61,479,712.55	283	16.07	217,242.80	6.31	359	649	77.13
6.501 to 7.000	98,867,245.36	486	25.84	203,430.55	6.81	359	628	78.60
7.001 to 7.500	58,467,445.43	292	15.28	200,230.98	7.28	359	619	81.04
7.501 to 8.000	60,777,030.08	286	15.89	212,507.10	7.81	359	611	84.70
8.001 to 8.500	31,529,573.55	166	8.24	189,937.19	8.30	359	591	85.56
8.501 to 9.000	24,621,987.39	133	6.44	185,127.72	8.77	359	573	83.13
9.001 to 9.500	7,398,712.06	47	1.93	157,419.41	9.30	359	566	83.06
9.501 to 10.000	5,892,289.82	39	1.54	151,084.35	9.78	359	548	81.32
10.001 to 10.500	1,954,169.53	13	0.51	150,320.73	10.25	359	525	76.44
10.501 to 11.000	1,530,916.89	8	0.40	191,364.61	10.74	359	540	72.65
11.501 to 12.000	164,452.30	1	0.04	164,452.30	11.94	359	508	70.00
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Min: 5.13%
Max: 11.94%
Wtd. Avg.: 7.26%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Maximum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
12.001 to 12.500	$3,078,171.69	13	0.80%	$236,782.44	5.41%	359	693	75.43%
12.501 to 13.000	27,260,550.61	115	7.13	237,048.27	5.91	359	661	77.31
13.001 to 13.500	61,241,443.69	282	16.01	217,168.24	6.31	359	649	77.08
13.501 to 14.000	98,851,089.25	486	25.84	203,397.30	6.81	359	628	78.64
14.001 to 14.500	58,467,445.43	292	15.28	200,230.98	7.28	359	619	81.04
14.501 to 15.000	60,572,874.56	285	15.83	212,536.40	7.81	359	611	84.68
15.001 to 15.500	31,529,573.55	166	8.24	189,937.19	8.30	359	591	85.56
15.501 to 16.000	24,621,987.39	133	6.44	185,127.72	8.77	359	573	83.13
16.001 to 16.500	7,398,712.06	47	1.93	157,419.41	9.30	359	566	83.06
16.501 to 17.000	5,892,289.82	39	1.54	151,084.35	9.78	359	548	81.32
17.001 to 17.500	1,954,169.53	13	0.51	150,320.73	10.25	359	525	76.44
17.501 to 18.000	1,530,916.89	8	0.40	191,364.61	10.74	359	540	72.65
18.501 to 19.000	164,452.30	1	0.04	164,452.30	11.94	359	508	70.00
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Min: 12.13%
Max: 18.94%
Wtd. Avg.: 14.26%

Initial Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$662,736.01	3	0.17%	$220,912.00	6.85%	359	632	83.35%
2.000	70,188,987.95	300	18.35	233,963.29	6.93	359	648	81.16
3.000	311,711,952.81	1,577	81.48	197,661.35	7.34	359	614	80.39
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Min: 1.00%
Max: 3.00%
Wtd. Avg.: 2.81%

Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$782,572.45	4	0.20%	$195,643.11	7.02%	359	614	76.71%
1.500	18,711,511.29	84	4.89	222,756.09	7.17	359	617	78.38
2.000	363,069,593.03	1,792	94.90	202,605.80	7.27	359	621	80.66
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

Min: 1.00%
Max: 2.00%
Wtd. Avg.: 1.97%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Next Interest Rate Adjustment Date (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
2005 November	$180,365.95	1	0.05%	$180,365.95	6.69%	357	665	90.00%
2005 December	1,361,874.86	5	0.36	272,374.97	7.05	358	592	73.38
2006 January	1,895,656.17	9	0.50	210,628.46	7.77	358	654	85.74
2006 March	132,646.28	1	0.03	132,646.28	6.99	355	556	90.00
2006 June	4,255,155.30	19	1.11	223,955.54	6.97	358	616	74.39
2006 July	10,885,812.73	49	2.85	222,159.44	7.16	359	615	78.94
2007 January	253,775.56	1	0.07	253,775.56	7.99	353	577	74.56
2007 February	639,989.84	3	0.17	213,329.95	7.59	354	572	86.30
2007 March	474,381.61	2	0.12	237,190.81	8.02	355	602	89.65
2007 April	1,792,556.86	7	0.47	256,079.55	6.94	356	601	86.51
2007 May	5,025,343.63	23	1.31	218,493.20	7.07	357	599	82.82
2007 June	54,928,106.82	258	14.36	212,899.64	7.10	358	613	80.16
2007 July	207,633,399.25	1,030	54.27	201,585.82	7.28	359	616	79.81
2007 August	1,360,550.00	8	0.36	170,068.75	7.69	360	579	86.33
2008 April	521,999.99	2	0.14	261,000.00	6.46	356	643	72.53
2008 May	1,046,550.00	4	0.27	261,637.50	6.19	357	671	69.16
2008 June	16,803,058.08	80	4.39	210,038.23	7.14	358	644	82.16
2008 July	68,053,918.31	354	17.79	192,242.71	7.44	359	635	82.72
2008 August	1,309,100.00	7	0.34	187,014.29	8.12	360	629	87.57
2010 April	228,134.57	1	0.06	228,134.57	6.38	356	652	88.08
2010 June	851,682.69	4	0.22	212,920.67	7.37	358	643	83.62
2010 July	2,929,618.27	12	0.77	244,134.86	6.77	359	664	81.32
Total:	**$382,563,676.77**	**1,880**	**100.00%**	**$203,491.32**	**7.26%**	**359**	**620**	**80.54%**

DESCRIPTION OF THE INITIAL MORTGAGE LOANS
AS OF THE STATISTICAL CALCULATION DATE
Group 2

# of Mortgage Loans	1,770		
Aggregate Outstanding Principal Balance	$413,288,354.15		
Aggregate Original Principal Balance	$413,820,518.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$233,496.25	$36,790.96	$882,500.00
Original Principal Balance	$233,796.90	$36,900.00	$882,500.00
	Weighted Average	**Minimum**	**Maximum**
Original LTV Ratio	79.25%	18.22%	100.00%
Mortgage Rate	7.193%	4.990%	11.190%
Mortgage Rate of Fixed Rate Loans	6.972%	5.750%	10.840%
Mortgage Rate of ARM Loans	7.243%	4.990%	11.190%
Original Term (Months)	357	120	360
Remaining Term (Months)	356	114	360
Seasoning (Months)	2	0	10
Credit Score	619	500	816
	Earliest	**Latest**	
Origination Date	9/23/2004	7/5/2005	
Maturity Date	2/1/2015	8/1/2035	

(ARM Loan Characteristics)

# of ARM Loans	1,404		
Aggregate Outstanding Principal Balance	$336,369,216.69		
Aggregate Original Principal Balance	$336,732,780.00		
	Average	**Minimum**	**Maximum**
Outstanding Principal Balance	$239,579.21	$47,348.06	$882,500.00
Original Principal Balance	$239,838.16	$47,600.00	$882,500.00
	Weighted Average	**Minimum**	**Maximum**
Margin	6.163%	3.410%	8.700%
Maximum Mortgage Rate	14.239%	11.990%	18.190%
Minimum Mortgage Rate	7.240%	4.990%	11.190%
Initial Rate Cap	2.856%	1.000%	3.000%
Periodic Rate Cap	1.974%	1.000%	3.000%
Months to Next Adjustment	24	2	59


WACHOVIA SECURITIES

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Product Type	Percent of Aggregate Principal Balance
Adjustable Rate	81.39
Fixed Rate	18.61
Total:	**100.00%**

Loan Purpose	Percent of Aggregate Principal Balance
Cash Out Refinance	71.01
Purchase	21.74
Rate/Term Refinance	7.25
Total:	**100.00%**

Property Type	Percent of Aggregate Principal Balance
Single Family Residential	77.65
PUD – Detached	9.61
Low-Rise Condo (1-4 Stories)	4.36
2 Family	4.17
PUD – Attached	2.28
3 Family	1.28
High-Rise Condo (5+ Stories)	0.36
4 Family	0.29
Total:	**100.00%**

Documentation Type	Percent of Aggregate Principal Balance
Stated Income	41.87
2 Yr Full Doc	27.74
1 Yr Full Doc	24.73
Full Doc - 12 Months Bank Statements	2.53
1 Yr Limited Doc	2.37
Full Doc - 24 Months Bank Statements	0.55
2 Yr Limited Doc	0.21
Total:	**100.00%**

Occupancy Status	Percent of Aggregate Principal Balance
Owner Occupied	96.22
Investor	3.49
Second Home	0.29
Total:	**100.00%**

IO Loan Types	Percent of Aggregate Principal Balance
Non-IO	72.89
ARM IO	24.98
Fixed IO	2.13
Total:	**100.00%**

Lien	Percent of Aggregate Principal Balance
First	100.00
Total:	**100.00%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Principal Balances ($)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0.01 to 50,000.00	$872,794.83	18	0.21%	$48,488.60	8.18%	333	588	71.41%
50,000.01 to 100,000.00	18,390,559.07	231	4.45	79,612.81	8.14	347	591	74.17
100,000.01 to 150,000.00	45,855,888.78	361	11.10	127,024.62	7.67	351	593	75.74
150,000.01 to 200,000.00	53,967,649.19	309	13.06	174,652.59	7.52	354	599	76.53
200,000.01 to 250,000.00	43,456,296.22	193	10.51	225,162.16	7.31	356	608	77.71
250,000.01 to 300,000.00	38,387,246.06	141	9.29	272,249.97	7.11	357	609	79.31
300,000.01 to 350,000.00	32,074,470.21	99	7.76	323,984.55	7.04	358	614	81.94
350,000.01 to 400,000.00	67,521,298.66	179	16.34	377,213.96	6.90	356	632	81.97
400,000.01 to 450,000.00	50,404,289.12	119	12.20	423,565.45	6.85	357	639	81.64
450,000.01 to 500,000.00	33,036,433.30	69	7.99	478,788.89	6.97	358	640	80.99
500,000.01 to 550,000.00	14,226,163.44	27	3.44	526,894.94	7.01	359	647	82.21
550,000.01 to 600,000.00	7,458,627.05	13	1.80	573,740.54	6.44	357	666	80.95
600,000.01 to 650,000.00	4,406,013.23	7	1.07	629,430.46	6.80	359	684	84.43
700,000.01 to 750,000.00	1,498,124.99	2	0.36	749,062.50	6.89	359	630	66.53
800,000.01 to 850,000.00	850,000.00	1	0.21	850,000.00	6.99	358	760	53.13
850,000.01 to 900,000.00	882,500.00	1	0.21	882,500.00	6.74	359	653	65.37
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: $36,790.96
Max: $882,500.00
Avg: $233,496.25

Range of Current Gross Rates (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
4.501 to 5.000	$427,693.37	1	0.10%	$427,693.37	4.99%	357	675	85.00%
5.001 to 5.500	5,949,374.21	16	1.44	371,835.89	5.32	358	695	78.97
5.501 to 6.000	42,826,902.65	139	10.36	308,107.21	5.92	355	672	78.91
6.001 to 6.500	73,653,904.13	269	17.82	273,806.34	6.33	356	640	76.07
6.501 to 7.000	94,581,575.27	348	22.89	271,786.14	6.81	354	629	78.24
7.001 to 7.500	54,518,722.86	234	13.19	232,986.00	7.33	356	611	82.15
7.501 to 8.000	67,683,639.04	331	16.38	204,482.29	7.79	357	601	81.27
8.001 to 8.500	30,087,759.37	164	7.28	183,461.95	8.29	355	584	80.35
8.501 to 9.000	22,105,764.77	126	5.35	175,442.58	8.76	358	569	82.07
9.001 to 9.500	10,757,269.80	68	2.60	158,195.14	9.24	353	562	79.21
9.501 to 10.000	8,035,921.23	50	1.94	160,718.42	9.77	355	547	75.23
10.001 to 10.500	1,751,424.88	14	0.42	125,101.78	10.16	359	531	75.86
10.501 to 11.000	747,988.91	8	0.18	93,498.61	10.81	344	523	72.53
11.001 to 11.500	160,413.66	2	0.04	80,206.83	11.18	358	526	59.60
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: 4.99%
Max: 11.19%
Wtd. Avg.: 7.19%

Range of Credit Scores	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
481 to 500	$323,299.55	2	0.08%	$161,649.78	8.39%	359	500	72.49%
501 to 520	11,864,776.89	71	2.87	167,109.53	8.96	357	510	72.65
521 to 540	18,396,663.83	110	4.45	167,242.40	8.39	354	531	72.74
541 to 560	35,631,854.91	179	8.62	199,060.64	7.94	356	552	77.38
561 to 580	48,089,148.11	218	11.64	220,592.42	7.46	356	571	76.49
581 to 600	53,287,414.40	255	12.89	208,970.25	7.32	356	591	79.05
601 to 620	68,534,400.52	298	16.58	229,981.21	7.22	355	610	80.67
621 to 640	43,724,592.00	185	10.58	236,349.15	6.86	354	630	80.07
641 to 660	41,061,673.86	162	9.94	253,467.12	6.82	353	650	79.60
661 to 680	28,534,742.58	95	6.90	300,365.71	6.59	356	670	81.05
681 to 700	19,581,665.49	59	4.74	331,892.64	6.46	357	689	83.60
701 to 720	15,762,715.24	52	3.81	303,129.14	6.51	357	711	82.95
721 to 740	10,852,083.41	30	2.63	361,736.11	6.58	358	729	83.44
741 to 760	9,862,383.74	31	2.39	318,141.41	6.53	355	751	80.08
761 to 780	5,458,683.37	15	1.32	363,912.22	6.21	358	770	82.27
781 to 800	1,231,785.71	5	0.30	246,357.14	7.12	358	791	81.38
801 to 820	1,090,470.54	3	0.26	363,490.18	6.27	359	809	74.62
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: 500
Max: 816
Wtd. Avg.: 619

Range of Original Loan-to-Value Ratios (%)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
15.01 to 20.00	$177,280.54	2	0.04%	$88,640.27	6.29%	302	651	18.45%
20.01 to 25.00	396,369.38	3	0.10	132,123.13	7.17	304	625	22.69
25.01 to 30.00	534,927.69	6	0.13	89,154.62	7.29	304	613	27.48
30.01 to 35.00	1,586,835.25	13	0.38	122,064.25	7.08	349	609	32.90
35.01 to 40.00	2,835,148.38	18	0.69	157,508.24	6.87	350	632	38.83
40.01 to 45.00	3,795,496.12	23	0.92	165,021.57	7.32	342	598	42.44
45.01 to 50.00	8,483,587.08	50	2.05	169,671.74	7.05	342	604	47.98
50.01 to 55.00	9,670,544.33	50	2.34	193,410.89	6.89	351	610	52.99
55.01 to 60.00	9,731,069.66	52	2.35	187,135.96	7.08	348	599	57.82
60.01 to 65.00	20,779,709.16	99	5.03	209,896.05	7.28	353	593	63.14
65.01 to 70.00	26,812,177.66	112	6.49	239,394.44	7.40	357	599	68.88
70.01 to 75.00	30,345,645.64	147	7.34	206,432.96	7.46	355	593	74.10
75.01 to 80.00	96,322,539.04	377	23.31	255,497.45	6.89	357	632	79.58
80.01 to 85.00	75,250,679.93	306	18.21	245,917.25	7.11	357	611	84.23
85.01 to 90.00	97,200,934.08	388	23.52	250,517.87	7.31	357	626	89.63
90.01 to 95.00	25,852,730.37	103	6.26	250,997.38	7.67	355	652	94.63
95.01 to 100.00	3,512,679.84	21	0.85	167,270.47	7.86	358	679	99.81
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: 18.22%
Max: 100.00%
Wtd. Avg.: 79.25%

Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
120	$218,946.05	3	0.05%	$72,982.02	8.85%	118	553	49.78%
180	3,947,594.66	30	0.96	131,586.49	6.99	178	616	64.70
240	2,497,564.79	15	0.60	166,504.32	7.36	238	618	68.02
360	406,624,248.65	1,722	98.39	236,134.87	7.19	358	619	79.48
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: 120 Months
Max: 360 Months
Wtd. Avg.: 357 Months

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Remaining Terms (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1 to 120	$218,946.05	3	0.05%	$72,982.02	8.85%	118	553	49.78%
151 to 180	3,947,594.66	30	0.96	131,586.49	6.99	178	616	64.70
211 to 240	2,497,564.79	15	0.60	166,504.32	7.36	238	618	68.02
301 to 360	406,624,248.65	1,722	98.39	236,134.87	7.19	358	619	79.48
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Min: 114 Months
Max: 360 Months
Wtd. Avg.: 356 Months

ARM/Fixed Rate	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM	$336,369,216.69	1,404	81.39%	$239,579.21	7.24%	358	615	80.15%
Fixed Rate Loan	76,919,137.46	366	18.61	210,161.58	6.97	344	635	75.33
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Fixed Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
FR30	$61,432,559.41	289	79.87%	$212,569.41	7.00%	358	632	76.28%
FR30 / IO 60	8,822,472.55	29	11.47	304,223.19	6.64	358	668	76.17
FR15	3,947,594.66	30	5.13	131,586.49	6.99	178	616	64.70
FR20	2,497,564.79	15	3.25	166,504.32	7.36	238	618	68.02
FR10	218,946.05	3	0.28	72,982.02	8.85	118	553	49.78
Total:	**$76,919,137.46**	**366**	**100.00%**	**$210,161.58**	**6.97%**	**344**	**635**	**75.33%**

Adjustable Rate Loan Types	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
ARM 2/28 - 6 Month LIBOR	$162,719,103.77	787	48.38%	$206,758.71	7.45%	358	596	78.43%
ARM 2/28 / IO 24	64,365,151.76	218	19.14	295,252.99	6.68	358	644	82.54
ARM 3/27 - 6 Month LIBOR	45,451,943.98	204	13.51	222,803.65	7.75	358	612	80.91
ARM 2/28 / IO 60	18,649,297.87	47	5.54	396,793.57	6.68	359	661	81.06
ARM 1YR	14,417,595.24	55	4.29	262,138.10	7.24	357	605	78.34
ARM 3/27 / IO 60	11,823,935.00	33	3.52	358,301.06	6.87	359	656	85.25
ARM 3/27 / IO 36	8,386,020.03	28	2.49	299,500.72	6.87	358	628	83.96
ARM 2/28 Dual 40/20	4,587,349.84	11	1.36	417,031.80	7.25	359	595	83.79
ARM - 6 Month LIBOR	3,649,423.54	13	1.08	280,724.89	7.18	357	645	78.61
ARM 5/25	2,319,395.66	8	0.69	289,924.46	6.28	357	664	78.23
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Interest Only	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Interest Only	$112,046,877.21	355	27.11%	$315,625.01	6.71%	358	649	82.18%
Not Interest Only	301,241,476.94	1,415	72.89	212891.50	7.37	354	608	78.16
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Prepayment Period Original Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$112,543,118.86	508	27.23%	$221,541.57	7.52%	355	614	79.47%
6	425,700.00	1	0.10	425700.00	7.87	359	632	90.00
12	27,665,560.64	94	6.69	294314.47	7.05	358	630	77.06
24	168,859,456.75	713	40.86	236829.53	7.15	358	614	79.94
36	103,794,517.90	454	25.11	228622.29	6.95	351	630	78.43
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Lien Position	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
First Lien	$413,288,354.15	1,770	100.00%	$233,496.25	7.19%	356	619	79.25%
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Documentation Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Stated Income	$173,064,240.84	674	41.87%	$256,771.87	7.36%	356	631	78.31%
2 Yr Full Doc	114,634,433.78	558	27.74	205,438.05	7.14	356	610	80.37
1 Yr Full Doc	102,187,724.73	460	24.73	222,147.23	7.05	355	606	79.43
Full Doc - 12 Months Bank Statements	10,475,677.65	29	2.53	361,230.26	6.50	351	677	84.63
1 Yr Limited Doc	9,779,790.20	37	2.37	264,318.65	7.19	354	588	76.15
Full Doc - 24 Months Bank Statements	2,273,890.91	9	0.55	252,654.55	6.70	358	597	76.44
2 Yr Limited Doc	872,596.04	3	0.21	290,865.35	7.33	358	565	75.06
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Loan Purpose	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Cash Out Refi	$293,463,737.12	1,288	71.01%	$227,844.52	7.21%	355	610	77.58%
Purchase	89,845,083.50	328	21.74	273,917.94	7.05	358	652	83.54
Rate/Term Refi	29,979,533.53	154	7.25	194,672.30	7.46	355	605	82.74
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Property Type	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Single Family Residential	$320,924,302.11	1,391	77.65%	$230,714.81	7.19%	355	617	79.40%
PUD – Detached	39,726,093.79	144	9.61	275,875.65	7.16	355	625	80.91
Low-Rise Condo (1-4 Stories)	18,004,084.74	76	4.36	236,895.85	7.11	358	634	81.51
2 Family	17,216,281.91	78	4.17	220,721.56	7.14	355	630	74.04
PUD – Attached	9,427,511.45	47	2.28	200,585.35	7.61	356	616	78.75
3 Family	5,279,766.80	19	1.28	277,882.46	7.01	357	610	71.87
High-Rise Condo (5+ Stories)	1,495,166.01	8	0.36	186,895.75	8.05	350	597	77.44
4 Family	1,215,147.34	7	0.29	173,592.48	8.15	357	571	63.07
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Occupancy Status	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Primary	$397,646,081.41	1,672	96.22%	$237,826.60	7.18%	356	619	79.43%
Investment	14,442,315.75	91	3.49	158,706.77	7.57	356	628	75.40
Secondary	1,199,956.99	7	0.29	171,422.43	7.83	338	635	64.52
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Location	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
Alabama	$906,842.93	6	0.22%	$151,140.49	8.04%	279	583	82.47%
Alaska	258,518.94	1	0.06	258,518.94	6.38	358	653	92.50
Arizona	4,730,872.26	31	1.14	152,608.78	7.71	353	595	79.31
Arkansas	532,076.54	4	0.13	133,019.14	7.91	323	615	85.72
California	174,349,905.67	530	42.19	328,962.09	6.69	356	632	78.09
Colorado	1,773,488.78	10	0.43	177,348.88	6.90	358	634	87.35
Connecticut	8,105,781.34	41	1.96	197,701.98	7.70	355	590	77.99
Delaware	586,160.37	4	0.14	146,540.09	7.23	358	607	87.76
District of Columbia	2,046,195.41	7	0.50	292,313.63	7.56	358	641	70.67
Florida	40,183,473.78	237	9.72	169,550.52	7.55	357	605	80.37
Georgia	6,517,868.15	41	1.58	158,972.39	7.84	347	608	81.72
Hawaii	1,863,330.75	7	0.45	266,190.11	7.07	352	607	73.81
Idaho	128,529.71	1	0.03	128,529.71	6.50	356	624	88.97
Illinois	36,805,284.50	168	8.91	219,079.07	7.49	356	623	79.66
Indiana	796,399.76	8	0.19	99,549.97	7.72	358	614	85.90
Kansas	114,717.76	1	0.03	114,717.76	8.49	356	636	100.00
Kentucky	373,532.55	4	0.09	93,383.14	8.14	357	587	81.98
Louisiana	3,554,515.00	26	0.86	136,712.12	7.73	343	592	80.12
Maine	74,872.74	1	0.02	74,872.74	6.84	358	559	51.72
Maryland	19,372,825.85	90	4.69	215,253.62	7.50	356	604	77.80
Massachusetts	4,304,815.37	19	1.04	226,569.23	7.68	354	598	76.03
Michigan	7,168,305.04	55	1.73	130,332.82	8.15	358	580	81.71
Minnesota	5,511,801.89	27	1.33	204,140.81	7.69	358	597	81.71
Mississippi	171,829.57	2	0.04	85,914.79	7.75	359	562	82.58
Missouri	1,421,604.20	11	0.34	129,236.75	7.65	357	591	80.38
Nevada	7,558,677.46	35	1.83	215,962.21	7.46	355	608	77.25
New Hampshire	230,956.14	2	0.06	115,478.07	7.26	358	652	75.24
New Jersey	9,201,841.11	36	2.23	255,606.70	7.19	358	614	74.43
New Mexico	1,115,644.77	9	0.27	123,960.53	8.32	358	582	82.09
New York	26,177,535.86	84	6.33	311,637.33	7.16	358	625	81.81
North Carolina	982,047.79	8	0.24	122,755.97	8.37	335	592	84.55
Ohio	2,239,464.62	22	0.54	101,793.85	8.36	339	596	86.65
Oklahoma	596,730.69	4	0.14	149,182.67	7.85	359	594	77.50
Oregon	1,726,244.70	12	0.42	143,853.73	7.35	347	629	87.37
Pennsylvania	1,966,394.21	18	0.48	109,244.12	8.19	353	588	81.71
Rhode Island	951,369.98	4	0.23	237,842.50	7.19	358	609	84.96
South Carolina	1,853,352.38	16	0.45	115,834.52	8.19	352	609	76.88
Tennessee	1,330,847.32	13	0.32	102,372.87	8.33	357	599	81.94
Texas	2,190,360.86	19	0.53	115,282.15	8.09	341	599	77.36
Utah	422,290.99	3	0.10	140,763.66	6.79	358	625	85.56
Virginia	24,808,822.23	111	6.00	223,502.90	7.59	356	614	80.46
Washington	5,434,333.75	22	1.31	247,015.17	7.38	358	613	85.58
West Virginia	638,900.09	5	0.15	127,780.02	8.49	359	566	78.65
Wisconsin	2,208,990.34	15	0.53	147,266.02	8.65	354	597	85.79
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Grade	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
AA	$283,257,927.19	1,125	68.54%	$251,784.82	6.94%	355	634	80.69%
AA100	3,512,679.84	21	0.85	167,270.47	7.86	358	679	99.81
AA95	137,442.67	1	0.03	137,442.67	8.99	356	606	95.00
A+	83,812,403.50	405	20.28	206,944.21	7.51	356	588	77.95
B	23,545,764.12	117	5.70	201,245.85	7.93	354	576	74.08
C	16,706,509.25	86	4.04	194,261.74	8.29	356	567	67.20
C-	2,315,627.58	15	0.56	154,375.17	9.64	359	578	57.27
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

IO Term (months)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
0	$301,241,476.94	1,415	72.89%	$212,891.50	7.37%	354	608	78.16%
24	64,365,151.76	218	15.57	295252.99	6.68	358	644	82.54
36	8,386,020.03	28	2.03	299500.72	6.87	358	628	83.96
60	39,295,705.42	109	9.51	360511.06	6.73	359	661	81.22
Total:	**$413,288,354.15**	**1,770**	**100.00%**	**$233,496.25**	**7.19%**	**356**	**619**	**79.25%**

Range of Gross Margins (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
3.001 to 3.500	$76,964.37	1	0.02%	$76,964.37	9.79%	359	501	58.78%
4.001 to 4.500	6,307,721.75	27	1.88	233,619.32	7.66	359	639	81.53
4.501 to 5.000	9,657,434.63	51	2.87	189,361.46	7.11	358	631	76.31
5.001 to 5.500	542,418.00	3	0.16	180,806.00	6.60	356	622	66.99
5.501 to 6.000	219,667,529.42	833	65.31	263,706.52	7.00	358	629	81.50
6.001 to 6.500	3,111,914.76	16	0.93	194,494.67	7.61	358	666	94.63
6.501 to 7.000	95,444,422.92	466	28.37	204,816.36	7.77	358	579	76.87
7.001 to 7.500	1,273,082.80	5	0.38	254,616.56	7.41	358	575	82.39
7.501 to 8.000	143,896.09	1	0.04	143,896.09	7.64	359	594	90.00
8.501 to 9.000	143,831.95	1	0.04	143,831.95	8.70	358	638	100.00
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Min: 3.41%
Max: 8.70%
Wtd. Avg.: 6.16%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Range of Minimum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
4.501 to 5.000	$427,693.37	1	0.13%	$427,693.37	4.99%	357	675	85.00%
5.001 to 5.500	5,949,374.21	16	1.77	371,835.89	5.32	358	695	78.97
5.501 to 6.000	37,070,933.77	119	11.02	311,520.45	5.91	358	671	80.06
6.001 to 6.500	52,173,601.26	187	15.51	279,003.22	6.33	358	633	77.32
6.501 to 7.000	67,953,102.66	248	20.20	274,004.45	6.80	358	626	79.58
7.001 to 7.500	47,754,867.51	190	14.20	251,341.41	7.34	358	608	82.65
7.501 to 8.000	59,317,059.07	276	17.63	214,916.88	7.79	358	600	81.46
8.001 to 8.500	27,093,900.65	137	8.05	197,765.70	8.29	358	584	80.97
8.501 to 9.000	19,549,078.55	107	5.81	182,701.67	8.76	359	568	81.73
9.001 to 9.500	9,037,053.94	56	2.69	161,375.96	9.23	358	562	79.95
9.501 to 10.000	7,643,806.00	47	2.27	162,634.17	9.77	359	546	75.11
10.001 to 10.500	1,691,472.79	13	0.50	130,113.29	10.14	359	531	75.92
10.501 to 11.000	546,859.25	5	0.16	109,371.85	10.84	358	518	67.84
11.001 to 11.500	160,413.66	2	0.05	80,206.83	11.18	358	526	59.60
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Min: 4.99%
Max: 11.19%
Wtd. Avg.: 7.24%

Range of Maximum Loan Rates (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
11.501 to 12.000	$427,693.37	1	0.13%	$427,693.37	4.99%	357	675	85.00%
12.001 to 12.500	5,949,374.21	16	1.77	371,835.89	5.32	358	695	78.97
12.501 to 13.000	37,565,114.58	121	11.17	310,455.49	5.92	358	670	79.90
13.001 to 13.500	52,173,601.26	187	15.51	279,003.22	6.33	358	633	77.32
13.501 to 14.000	67,458,921.85	246	20.06	274,223.26	6.80	358	626	79.67
14.001 to 14.500	47,754,867.51	190	14.20	251,341.41	7.34	358	608	82.65
14.501 to 15.000	59,317,059.07	276	17.63	214,916.88	7.79	358	600	81.46
15.001 to 15.500	27,093,900.65	137	8.05	197,765.70	8.29	358	584	80.97
15.501 to 16.000	19,549,078.55	107	5.81	182,701.67	8.76	359	568	81.73
16.001 to 16.500	9,037,053.94	56	2.69	161,375.96	9.23	358	562	79.95
16.501 to 17.000	7,643,806.00	47	2.27	162,634.17	9.77	359	546	75.11
17.001 to 17.500	1,691,472.79	13	0.50	130,113.29	10.14	359	531	75.92
17.501 to 18.000	546,859.25	5	0.16	109,371.85	10.84	358	518	67.84
18.001 to 18.500	160,413.66	2	0.05	80,206.83	11.18	358	526	59.60
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Min: 11.99%
Max: 18.19%
Wtd. Avg.: 14.24%

Initial Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$74,872.74	1	0.02%	$74,872.74	6.84%	358	559	51.72%
1.500	232,019.89	1	0.07	232,019.89	5.75	356	603	38.83
2.000	47,861,501.65	146	14.23	327,818.50	6.92	358	641	80.95
3.000	288,200,822.41	1,256	85.68	229,459.25	7.30	358	611	80.05
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Min: 1.00%
Max: 3.00%
Wtd. Avg.: 2.86%

THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT WACHOVIA SECURITIES IMMEDIATELY.

Periodic Rate Cap (%) (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
1.000	$494,180.81	2	0.15%	$247,090.41	6.97%	358	562	67.23%
1.500	18,056,412.21	68	5.37	265,535.47	7.21	357	613	77.73
2.000	317,193,997.21	1,332	94.30	238,133.63	7.25	358	616	80.30
3.000	624,626.46	2	0.19	312,313.23	6.82	359	616	80.77
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**

Min: 1.00%
Max: 3.00%
Wtd. Avg.: 1.97%

Next Interest Rate Adjustment Date (ARMs Only)	Aggregate Principal Balance	Number of Mortgage Loans	Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	Weighted Average FICO	Weighted Average LTV
2005 October	$246,222.24	1	0.07%	$246,222.24	7.25%	356	625	95.00%
2005 November	777,613.68	4	0.23	194,403.42	6.74	357	657	70.15
2005 December	2,053,276.44	6	0.61	342,212.74	7.17	357	623	77.15
2006 January	1,240,529.97	5	0.37	248,105.99	6.83	356	661	80.44
2006 February	679,478.08	3	0.20	226,492.69	8.41	354	580	86.08
2006 March	1,121,850.65	3	0.33	373,950.22	6.89	355	641	88.44
2006 April	505,357.74	2	0.15	252,678.87	7.12	356	680	84.05
2006 May	1,892,013.51	10	0.56	189,201.35	6.65	357	613	78.82
2006 June	4,246,852.55	18	1.26	235,936.25	7.27	358	605	74.08
2006 July	5,303,823.92	16	1.58	331,489.00	7.50	359	590	78.50
2006 October	49,680.92	1	0.01	49,680.92	9.34	350	593	90.00
2006 December	178,332.37	3	0.05	59,444.12	7.90	352	580	85.00
2007 January	904,524.04	6	0.27	150,754.01	6.55	353	603	79.95
2007 February	863,666.77	5	0.26	172,733.35	7.04	354	652	88.65
2007 March	2,584,883.99	11	0.77	234,989.45	6.97	355	573	78.69
2007 April	10,007,185.49	43	2.98	232,725.24	6.86	356	617	78.01
2007 May	36,780,484.81	167	10.93	220,242.42	6.68	357	616	80.88
2007 June	95,493,558.40	417	28.39	229,001.34	7.24	358	610	80.12
2007 July	103,378,184.84	409	30.73	252,758.40	7.37	359	616	79.19
2007 August	80,401.61	1	0.02	80,401.61	7.39	360	597	75.00
2007 December	49,638.24	1	0.01	49,638.24	8.24	352	629	80.65
2008 January	789,519.72	3	0.23	263,173.24	6.80	353	565	84.24
2008 February	744,236.93	2	0.22	372,118.47	7.04	354	630	85.00
2008 March	561,665.72	3	0.17	187,221.91	7.11	355	596	78.74
2008 May	3,492,307.70	14	1.04	249,450.55	6.28	357	646	84.03
2008 June	17,499,265.21	74	5.20	236,476.56	7.38	358	616	82.15
2008 July	42,525,265.49	168	12.64	253,126.58	7.65	359	624	81.85
2010 February	571,299.97	1	0.17	571,299.97	6.04	354	720	93.00
2010 May	737,536.20	2	0.22	368,768.10	5.48	357	659	72.41
2010 June	710,787.09	4	0.21	177,696.77	6.83	358	649	70.03
2010 July	299,772.40	1	0.09	299,772.40	7.39	359	608	80.00
Total:	**$336,369,216.69**	**1,404**	**100.00%**	**$239,579.21**	**7.24%**	**358**	**615**	**80.15%**